旭日企業有限公司
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

07027239

Date: 29th September 2007

BY REGISTERED MAIL

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED 2007 OCT 15 A 11:42 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn: Mr. Frank Zarb

Dear Sirs,

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated May 8, 2007 regarding resignation of Director published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on May 8, 2007;

2. The Company's notification dated August 7, 2007 regarding the publication of an announcement of the continuing connected transactions on the websites of The Stock Exchange of Hong Kong Limited and the Company, published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on August 8, 2007 together with copies of the announcement;

3. The Company's announcement dated August 28, 2007 regarding the date of board meeting published on the websites of The Stock Exchange of Hong Kong Limited and the Company;

4. The Company's notification dated September 13, 2007 regarding the publication of an announcement of the interim results for the six months ended June 30, 2007 on the websites of The Stock Exchange of Hong Kong Limited and the Company, published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on September 14, 2007 together with copies of the announcement; and

5. The Company's Interim Report 2007 dated September 13, 2007.

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

dlw 10/17

... /2

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Isaac Mui
Company Secretary

Encl.

c.c. Ms. Joanne Wang of The Bank of New York – w/o encl (zhwang@bankofny.com)
Ms. Eugenia Lee, Ms. Kammy Yuen and Ms. Irene Fung of The Bank of New York, Hong Kong Branch – w/o encl (elee@bankofny.com, kyuen@bankofny.com and ifung@bankofny.com)
Mr. Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

Tuesday, May 8, 2007 The Standard

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") announces that Mr. Teo Heng Kee, Peter has resigned as an executive director of the Company with effect from 8 May 2007 so as to take up his new position as a director of The Glorious Sun Holdings Limited (a company wholly owned by Dr. Charles Yeung and Mr. Yeung Chun Fan, substantial shareholders and directors of the Company) on the same date. Mr. Teo has confirmed that there is no disagreement between him and the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Teo for his service and contributions to the Company during his tenure of office.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 8 May 2007

After the resignation of Mr. Teo Heng Kee, Peter, the directors of the Company are:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

香港經濟日報 2007年5月8日 星期二

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：393)

董事辭任

旭日企業有限公司(「本公司」)董事局(「董事局」)宣佈，由二零零七年五月八日起張興基先生辭任本公司執行董事一職，以便於同日履薪為旭日集團有限公司(一間為本公司主要股東及董事，楊釗博士及楊勳先生，全資擁有的公司)之董事。張先生確認其與董事局並無任何意見分歧，且無任何須通知本公司股東的事項。

董事局謹此就張先生於任內對本公司作出之服務及貢獻表示衷心感謝。

承董事局命
梅守強
公司秘書

香港，二零零七年五月八日

張興基先生辭任後，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTIFICATION

CONTINUING CONNECTED TRANSACTIONS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited website at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Glorious Sun Enterprises Limited at www.glorisun.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 2/F Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 7 September 2007. Copies will be provided upon request at no charge.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 7 August 2007

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Company's announcement dated 29 July 2005 in respect of the Hong Kong Tenancy Agreements and the Australian Tenancy Agreement, of which the entering into constituted continuing connected transactions for the Company.

Terms under the Hong Kong Tenancy Agreements expired on 31 July 2007. The Directors announce that, for the purpose of renewing tenancies in respect of the Premises, certain wholly-owned subsidiaries of the Company have entered into the New Tenancy Agreements with the Landlords.

The New Tenancy Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, are fair and reasonable, and in the interest of the shareholders as a whole.

Since the Landlords are the companies owned by certain Directors and Substantial Shareholders, the entering into the New Tenancy Agreements constitute continuing connected transactions for the Company under Rules 14A.34 and 14A.35 of the Listing Rules.

The aggregate annual cap for the years ending 31 December 2007, 2008 and 2009 are HK$9,200,000, HK$5,675,000 and less than HK$1,000,000 respectively. Since the aggregate annual cap for each of the year ending 31 December 2007 and 2008 represents less than 2.5% of each of the applicable percentage ratios as defined in the Listing Rules and is more than HK$1,000,000, the continuing connected transactions are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules and do not require independent shareholders' approval. For the year ending 31 December 2009, the annual cap of the continuing connected transactions under the New Tenancy Agreements falls within the de minimis threshold prescribed in Rule 14A.33 of the Listing Rules, accordingly the transactions will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

Reference is made to the Company's announcement dated 29 July 2005 in respect of the Hong Kong Tenancy Agreements and the Australian Tenancy Agreement, of which the entering into constituted continuing connected transactions for the Company.

Terms under the Hong Kong Tenancy Agreements expired on 31 July 2007. The Directors announce that, for the purpose of renewing tenancies in respect of the Premises, certain wholly-owned subsidiaries of the Company have entered into the New Tenancy Agreements with the Landlords. The principal terms of the New Tenancy Agreements are set out below:

PRINCIPAL TERMS OF THE NEW TENANCY AGREEMENTS

1.	Agreement date	:	31 July 2007
	Premises leased	:	1/F, 4/F, 5/F, 9/F, and portions on G/F, 2/F, 3/F, 7/F and 8/F of Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 54,572 square feet
	Use of premises	:	office premises/warehouse
	Landlord	:	Golden Sunshine, of which 93.8% of the issued capital is beneficially owned by Dr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders
	Tenant	:	GS Fashion
	Term	:	One year commencing on 1 August 2007 and expiring on 31 July 2008
	Rent	:	HK$274,764 per month (equivalent to HK$3,297,168 for the whole term of one year) exclusive of rates, management charges and all other outgoings
	Management fee	:	HK$63,303.6 per month (equivalent to HK$759,643.2 for the whole term of one year) paid to Golden Sunshine

Under the Hong Kong Tenancy Agreements, a total gross floor area of 65,602 square feet was rented at a monthly rental of HK$303,387.6 and the monthly management fee was HK$76,098.5.

2.	Agreement date	:	31 July 2007
	Premises leased	:	2nd Floor, Houtex Industrial Building, 16 Hung To Road, Kwun Tong, Kowloon, Hong Kong with a total gross floor area of 5,760 square feet
	Use of premises	:	Warehouse
	Landlord	:	Houtex, of which 95% of the issued capital is beneficially owned by Dr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders

Tenant	:	Glorious Sunshine
Term	:	Two years commencing on 1 August 2007 and expiring on 31 July 2009
Rent	:	HK$26,496 per month (equivalent to HK$317,952 annually) exclusive of rates, management charges and all other outgoings
Management fee	:	HK$5,760 per month (equivalent to HK$69,120 annually) paid to GS Property Management

Under the Hong Kong Tenancy Agreements, a total gross floor area of 11,521 square feet was rented at a monthly rental of HK$52,996.6 and the monthly management fee was HK$11,521.

3. Three residential premises

The following three tenancy agreements were entered into on 31 July 2007, all for a term of two years commencing on 1 August 2007 and expiring on 31 July 2009, the monthly rental is exclusive of rates, management charges and all other outgoings.

Premises leased	Area *(square feet)*	Use of premises	Landlord	Tenant	Monthly Rent *(HK$)*	Annual Rent *(HK$)*	Monthly Rent under the Hong Kong Tenancy Agreements *(HK$)*
11th Floor & Car Port No.14, Silver Fair Mansion, 2E Shiu Fai Terrace, Mid-Levels East, Hong Kong	1,200	director's residence	GS (Yeungs), beneficially owned by Dr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders	Pacific Potential	24,500	294,000	22,500
House C6, Sea View Villa, Sai Kung, New Territories	1,847	Staff quarters	-ditto-	GS Fashion	38,000	456,000	35,000
Flat C, 6th Floor & Car Park No. 22, Lucky Court, 99 Waterloo Road, Kowloon	1,650	Staff quarters	Gantin, beneficially owned by Dr. Charles Yeung and Mr. Yeung Chun Fan, both are the Directors and Substantial Shareholders	Advancetex International	26,000	312,000	24,000
	Total:				88,500	1,062,000	81,500

PAYMENT TERM

The rentals under the New Tenancy Agreements are payable in cash and monthly in advance on the first day of each and every calendar month during the term.

ANNUAL CAP

The annual cap, as announced in the Company's announcement dated 29 July 2005, is HK$9,859,000 (of which HK$7,300,000 is under the Hong Kong Tenancy Agreements and A$382,000 (approximately HK$2,559,400) is under the Australian Tenancy Agreement) for the years ended/ending 31 December 2005, 2006 and 2007.

Given the aggregate consideration under the Hong Kong Tenancy Agreements, the Australian Tenancy Agreement and the New Tenancy Agreements for the year ending 31 December 2007 will not exceed HK$9,200,000 (of which HK$4,300,000 is under the Hong Kong Tenancy Agreements, A$382,000 (approximately HK$2,600,000) is under the Australian Tenancy Agreement and HK$2,300,000 is under the New Tenancy Agreements), the aggregate annual cap is revised to HK$9,200,000.

Based on the assumption that no further tenancy agreement of connected transaction nature to be executed in 2008 and 2009, the aggregate annual cap for the year ended 31 December 2008 will be HK$5,675,000 (of which HK$4,000,000 is under the New Tenancy Agreements and A$250,000 (approximately HK$1,675,000) is under the Australian Tenancy Agreement). For the year 2009, the term of the Australian Tenancy Agreement will expire and the aggregate consideration under the New Tenancy Agreements will be less than HK$1,000,000, which fall within the de minimis threshold prescribed in Rule 14A.33 of the Listing Rules. Accordingly, the continuing connected transactions in 2009 under the New Tenancy Agreements will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

GENERAL

The independent professional valuer, DTZ Debenham Tie Leung Limited, has provided the Company with the current rental opinion in respect of the Premises. The rentals under the New Tenancy Agreements are in line with the opinion provided by the independent professional valuer.

Based on the rental opinion provided by the independent professional valuer, the Directors, including the independent non-executive Directors, consider that the New Tenancy Agreements have been entered into in the ordinary course of business of the Company, on normal commercial terms, are fair and reasonable, and in the interest of the shareholders as a whole. Both Dr. Charles Yeung and Mr. Yeung Chun Fan have abstained from voting on the relevant resolutions at the Directors' meeting for approving the New Tenancy Agreements.

REASONS FOR THE TRANSACTIONS

The Group is principally engaged in the retailing, export and production of casual wear.

The Group has been renting the Premises for years and the previous tenancy agreements expire on 31 July 2007. Accordingly, the Company considers it to be commercially necessary and beneficial to renew the tenancies for the Premises so that there would have no financial and operational impact generated by relocation.

CONTINUING CONNECTED TRANSACTIONS

The Landlords are companies owned by certain Directors and Substantial Shareholders, the Landlords are therefore associates (as defined in the Listing Rules) of those Directors and Substantial Shareholders. Accordingly, the New Tenancy Agreements together constitute continuing connected transactions for the Company under Rules 14A.34 and 14A.35 of the Listing Rules. The aggregate annual cap for the years ending 31 December 2007, 2008 and 2009 are HK$9,200,000, HK$5,675,000 and less than HK$1,000,000 respectively (details can be referred to the paragraph "Annual Cap" above). Since the aggregate annual cap for each of the year ending 31 December 2007 and 2008 represents less than 2.5% of each of the applicable percentage ratios as defined in the Listing Rules and is more than HK$1,000,000, the continuing connected transactions are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules and do not require independent shareholders' approval. For the year ending 31 December 2009, the annual cap of the continuing connected transactions under the New Tenancy Agreements falls within the de minimis threshold prescribed in Rule 14A.33 of the Listing Rules, accordingly, the transactions will be exempt from the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

DEFINITIONS

"Advancetex International"	Advancetex International Trading (HK) Company Limited 大進國際貿易(香港)有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Australian Tenancy Agreement"	the tenancy agreement entered into on 29 July 2005 in respect of the property in Australia, details of which are set out in the Company's announcement dated 29 July 2005
"Company"	Glorious Sun Enterprises Limited
"Directors"	directors of the Company
"Gantin"	Gantin Limited 景添有限公司, a company incorporated in Hong Kong which is engaged in property holding and owned as to 50% by each of Dr. Charles Yeung and Mr. Yeung Chun Fan, both of whom are the Directors and Substantial Shareholders
"Glorious Sunshine"	Glorious Sunshine Textiles Company Limited 明燈紡織有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Golden Sunshine"	Golden Sunshine Enterprises Limited, a company incorporated in Hong Kong, which is engaged in property holding and owned as to 65% and 28.8% by Dr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors and Substantial Shareholders

"Group"	the Company and its subsidiaries or, where the context so requires, any of them
"GS Fashion"	The Glorious Sun Fashion Garment Manufactory (H.K.) Limited 旭日製衣廠(香港)有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"GS Property Management"	G. S. Property Management Limited, a company incorporated in Hong Kong which is engaged in property management and owned as to 66.7% and 33.3% by Dr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors and Substantial Shareholders
"GS (Yeungs)"	G. S. (Yeungs) Limited, a company incorporated in Hong Kong which is engaged in property holding and owned as to 66.7% and 33.3% by Dr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors and Substantial Shareholders
"Hong Kong Tenancy Agreements"	the seven tenancy agreements entered into on 29 July 2005 in respect of certain properties in Hong Kong, details of which are set out in the Company's announcement dated 29 July 2005
"Houtex"	Houtex Investments Limited 志成投資有限公司, a company incorporated in Hong Kong which is engaged in property holding and owned as to 62% and 33% by Dr. Charles Yeung and Mr. Yeung Chun Fan respectively, both of whom are the Directors and Substantial Shareholders
"Landlords"	Golden Sunshine, Houtex, GS (Yeungs) and Gantin
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Pacific Potential"	Pacific Potential Trading Company Limited 力佳實業有限公司, a company incorporated in Hong Kong and a wholly-owned subsidiary of the Company
"Premises"	the five properties described in paragraphs numbered 1, 2 and 3 above
"Substantial Shareholders"	substantial shareholders of the Company as defined in the Listing Rules
"New Tenancy Agreements"	the tenancy agreements executed on 31 July 2007 in relation to the leasing of the Premises

"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

In this announcement, for reference only and unless specified, the translation of Australian dollars into Hong Kong dollars is based on the exchange rate of A$1=HK$6.7.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 7 August 2007

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

香港經濟日報 2007年8月8日 星期三

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：393)

通知

持續關連交易

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及旭日企業有限公司的網站(www.glorisun.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由即日起至2007年9月7日止，公眾人士可於星期一至五上午9時至下午1時及下午2時至下午5時30分到香港九龍觀塘巧明街97號旭日集團大廈2樓免費查閱上述公告；有關通告的副本將應要求免費提供。

承董事局命
許宗盛太平紳士
董事

香港，2007年8月7日

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

持續關連交易

參照本公司二零零五年七月二十九日的公佈，有關香港租約及澳洲租約，其中就簽署該等租約構成本公司之持續關連交易。

香港租約之年期，已於二零零七年七月三十一日屆滿。董事宣佈，就物業之租約續租，本公司若干全資附屬公司，已與業主簽訂新租約。

新租約乃在本公司之日常業務過程中，按一般商業條款進行，且屬公平合理，並符合股東整體利益。

由於業主為若干董事及主要股東擁有之公司，簽署該等租約按上市規則第14A.34及14A.35條構成本公司之持續關連交易。

截至二零零七年十二月三十一日、二零零八年十二月三十一日和二零零九年十二月三十一日止年度，年度上限總計分別為9,200,000港元、5,675,000港元及少於1,000,000港元。由於截至二零零七年十二月三十一日及二零零八年十二月三十一日止年度之年度上限總計為分別多於1,000,000港元及按上市規則所定義，各項適用的百分比率均低於2.5%，持續關連交易需遵守上市規則第14A章之申報、公告及年度審核規定，而無需由獨立股東批准。截至二零零九年十二月三十一日止年度，新租約之持續關連交易年度上限符合上市規則第14A.33條之最低豁免水平，就此，交易將可豁免上市規則的申報、公告及由獨立股東批准的要求。

參照本公司二零零五年七月二十九日的公佈，有關香港租約及澳洲租約，其中就簽署該等租約構成本公司之持續關連交易。

香港租約之年期，已於二零零七年七月三十一日屆滿。董事宣佈，就物業之租約續租，本公司若干全資附屬公司，已與業主簽訂新租約。

新租約之主要條款

(1)	協議日期	:	二零零七年七月三十一日
	出租物業	:	香港九龍官塘巧明街97號旭日集團大廈一樓、四樓、五樓及九樓之全層；地下、二樓、三樓、七樓及八樓之部份樓層，總面積為54,572平方呎
	物業用途	:	寫字樓/貨倉
	業主	:	Golden Sunshine，其93.8%已發行股本乃由同為董事及主要股東之楊釗博士及楊勳先生實質持有
	租客	:	旭日製衣
	年期	:	一年，由二零零七年八月一日起計，並於二零零八年七月三十一日屆滿
	租金	:	每月274,764港元(相等於全期3,297,168港元)，並不包括差餉、管理費及其他費用
	管理費	:	每月63,303.6港元(相等於全期759,643.2港元)，繳付予Golden Sunshine

根據香港租約，總面積為65,602平方呎，每月租金為303,387.6港元及管理費為76,098.5港元

(2)	協議日期	:	二零零七年七月三十一日
	出租物業	:	香港九龍官塘鴻圖道16號志成工業大廈二樓，面積為5,760平方呎
	物業用途	:	貨倉
	業主	:	志成，其95%已發行股本乃由同為董事及主要股東之楊釗博士及楊勳先生實質持有。

租客	:	明燈
年期	:	兩年，由二零零七年八月一日起計，並於二零零九年七月三十一日屆滿
租金	:	每月26,496港元（相等於每年317,952港元），並不包括差餉、管理費及其他費用
管理費	:	每月5,760港元（相等於每年69,120港元），繳付予GS Property Management

根據香港租約，總面積為11,521平方呎，每月租金為52,996.6港元及管理費為11,521港元

(3) 三項住宅物業

下列三項租約已於二零零七年七月三十一日簽訂，所有租約皆為期兩年，由二零零七年八月一日起計，並於二零零九年七月三十一日屆滿，每月租金並不包括差餉、管理費及其他費用。

出租物業	面積 (平方呎)	物業用途	業主	租客	每月租金 (港元)	每年租金 (港元)	據香港租約每月租金 (港元)
香港東半山區肇輝台2E號銀輝大廈11樓連14號車位	1,200	董事寓所	GS (Yeungs)，乃由同為董事及主要股東之楊釗博士及楊勳先生實質持有	力佳	24,500	294,000	22,500
新界西貢西沙小築C6號房	1,847	員工宿舍	-同上-	旭日製衣	38,000	456,000	35,000
九龍窩打老道99號幸運閣6樓C座連22號車位	1,650	員工宿舍	景添，乃由同為董事及主要股東之楊釗博士及楊勳先生實質持有	大進國際	26,000	312,000	24,000
合共：					88,500	1,062,000	81,500

繳費條款

根據新租約，每月租金乃於租期內在每曆月的首天以現金方式預繳。

年度上限

按本公司二零零五年七月二十九日之公佈，截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止年度，年度上限為9,859,000港元(其中7,300,000港元屬香港租約及382,000澳元(約2,559,400港元)屬澳洲租約)。

根據香港租約、澳洲租約及新租約，截至二零零七年十二月三十一日止年度之總代價為不超過9,200,000港元(其中4,300,000港元屬香港租約、382,000澳元(約2,600,000港元)屬澳洲租約及2,300,000港元屬新租約)，而年度上限總計亦修訂為9,200,000港元。假設於二零零八年及二零零九年將無簽署其他屬關連交易的租約，截至二零零八年十二月三十一日止年度的年度上限總計為5,675,000港元(其中4,000,000港元屬新租約及250,000澳元(約1,675,000港元)屬澳洲租約)。於二零零九年，澳洲租約之年期將屆滿，另新租約之總代價將低於1,000,000港元，符合上市規則第14A.33條之最低豁免水平，就此，新租約下之二零零九年持續關連交易將可豁免上市規則的申報、公告及由獨立股東批准的要求。

一般事項

獨立專業估值師，DTZ戴德梁行，已就物業為本公司提供現租值意見。租約內之租金乃與獨立專業估值師提供的意見一致。

根據獨立專業估值師之租值意見，董事，包括獨立非執行董事，認為租約乃在本公司之日常業務過程中，按一般商業條款進行，且屬公平合理並符合股東整體利益。楊釗博士及楊勳先生於董事局會議上均無參與有關通過租約決議案的表決。

交易原因

本集團之主要業務是經營休閑服之零售、出口及製造。

本集團已租用物業多年及先前之租約於二零零七年七月三十一日屆滿。本公司認為，為物業重續租約不會因搬遷而帶來財政及營運影響，因此切合利益及商業需要。

持續關連交易

由於業主為若干董事及主要股東擁有之公司，故業主為該等董事及主要股東之聯繫人士(按上市規則所定義)，所以按上市規則第14A.34及14A.35條，新租約共同構成本公司之持續關連交易。截至二零零七年十二月三十一日、二零零八年十二月三十一日及二零零九年十二月三十一日止年度，年度上限總計將分別為9,200,000港元、5,675,000港元及少於1,000,000港元(詳情請參閱前述年度上限一段)。由於截至二零零七年十二月三十一日及二零零八年十二月三十一日止年度之年度上限總計為多於1,000,000港元及按上市規則所定義，各項適用的百分比率均低於2.5%，持續關連交易需遵守上市規則第14A章之申報、公告及年度審核規定，而無需由獨立股東批准。截至二零零九年十二月三十一日止年度，新租約之持續關連交易年度上限符合上市規則第14A.33條之最低豁免水平，就此，交易將可豁免上市規則的申報、公告及由獨立股東批准的要求。

釋義

「大進國際」	指	大進國際貿易(香港)有限公司，一間在香港成立，並為本公司全資擁有之附屬公司
「澳洲租約」	指	於二零零五年七月二十九日簽署有關位於澳洲之物業，詳情刊載於本公司二零零五年七月二十九日之公佈內
「本公司」	指	Glorious Sun Enterprises Limited(旭日企業有限公司)
「董事」	指	本公司董事
「景添」	指	景添有限公司，一間在香港成立，從事物業持有，並為董事及主要股東楊釗博士及楊勳先生各自持有50%股權之公司
「明燈」	指	明燈紡織有限公司，一間在香港成立，並為本公司全資擁有之附屬公司
「Golden Sunshine」	指	Golden Sunshine Enterprises Limited，一間在香港成立，從事物業持有，並為董事及主要股東楊釗博士及楊勳先生分別持有65%及28.8%股權之公司

「本集團」	指	本公司及其附屬公司，或如文義所需，任何一間附屬公司
「旭日製衣」	指	旭日製衣廠(香港)有限公司，一間在香港成立，並為本公司全資擁有之附屬公司
「GS Property Management」	指	G. S. Property Management Limited，一間在香港成立，從事物業管理，並為董事及主要股東楊釗博士及楊勳先生分別持有66.7%及33.3%股權之公司
「GS (Yeungs)」	指	G. S. (Yeungs) Limited，一間在香港成立，從事物業持有，並為董事及主要股東楊釗博士及楊勳先生分別持有66.7%及33.3%股權之公司
「香港租約」	指	於二零零五年七月二十九日簽署有關位於香港之物業的七份租約，詳情刊載於本公司二零零五年七月二十九日之公佈內
「志成」	指	志成投資有限公司，一間在香港成立，從事物業持有，並為董事及主要股東楊釗博士及楊勳先生分別持有62%及33%股權之公司
「業主」	指	Golden Sunshine、志成、GS (Yeungs)及景添
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「力佳」	指	力佳實業有限公司，一間在香港成立，並為本公司全資擁有之附屬公司
「物業」	指	如上文段落編號(1)、(2)及(3)段所述之五項物業
「主要股東」	指	本公司主要股東(按上市規則所定義)
「新租約」	指	於二零零七年七月三十一日簽署，有關租用物業之租約

「澳元」 指 澳洲之法定貨幣

「港元」 指 香港特別行政區之法定貨幣

於本公佈內(在僅供參考之情況下及除有特別指明外)，澳元兑換港元乃按1澳元=6.7港元之匯率計算。

承董事局命
許宗盛太平紳士
董事

香港，二零零七年八月七日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

DATE OF BOARD MEETING

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") announces that a meeting of the Board of the Company will be held on Thursday, 13th September 2007 at 3:30 p.m., for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 30th June 2007 and considering the payment of an interim dividend, if any.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 28th August 2007

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

董事局會議日期

旭日企業有限公司(「本公司」)董事局(「董事局」)宣佈，謹定於二零零七年九月十三日(星期四)下午三時三十分舉行董事局會議，藉以(其中包括)批准本公司及其附屬公司截至二零零七年六月三十日止六個月之中期業績，以及考慮派發中期股息(如有)。

承董事局命
梅守強
公司秘書

香港，二零零七年八月二十八日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

The Standard

Friday, September 14, 2007

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTIFICATION

INTERIM RESULTS, DIVIDEND AND CLOSURE OF BOOKS
Announcement of Interim Results for the six months ended 30 June 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Glorious Sun Enterprises Limited at www.glorisun.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 2/F., Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 13 October 2007. Copies will be provided upon request at no charge.

By Order of the Board
Hui Chung Shing, Herman, JP
Director

Hong Kong, 13 September 2007

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

Interim Results
For the six months ended 30 June 2007

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2007	2006
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Revenue	*(2)*	**2,230,713**	2,002,435
Cost of sales		**(1,240,021)**	(1,156,378)
Gross profit		**990,692**	846,057
Other income and gains		**82,709**	96,041
Selling and distribution costs		**(596,472)**	(491,811)
Administrative expenses		**(278,029)**	(258,110)
Other operating expenses		**(16,522)**	(27,844)
Finance costs		**(8,211)**	(7,016)
Share of profits and losses of :			
Jointly-controlled entities		**614**	(640)
Associates		**10,431**	24,595
Profit before tax	*(2) & (3)*	**185,212**	181,272
Tax	*(4)*	**(34,543)**	(32,204)
Profit for the period		**150,669**	149,068
Attributable to:			
Equity holders of the Company		**139,506**	125,223
Minority interests		**11,163**	23,845
Profit for the period		**150,669**	149,068
Interim dividend declared	*(9)*	**37,607**	33,743
		HK cents	*HK cents*
Earnings per share			
Basic	*(5a)*	**13.26**	11.91
Diluted	*(5b)*	**13.18**	11.82
Interim dividend per share		**3.55**	3.20

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	**30 June 2007 (Unaudited)** *HK$'000*	31 December 2006 (Audited) *HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment		**746,679**	737,086
Investment property		**22,097**	21,433
Prepaid land lease payments		**18,003**	17,510
Goodwill		**38,612**	38,612
Interests in jointly-controlled entities		**28,795**	20,186
Interests in associates		**225,685**	207,023
Deferred tax assets		**18,346**	16,966
		1,098,217	1,058,816
CURRENT ASSETS			
Inventories		**603,366**	609,313
Trade and bills receivables	*(6)*	**375,220**	548,870
Prepayments, deposits and other receivables		**300,195**	267,296
Due from related companies		**1,190**	724
Equity investments at fair value through profit or loss		**82,527**	180,266
Pledged bank deposits		**21,858**	21,784
Cash and cash equivalents		**1,020,606**	1,024,926
		2,404,962	2,653,179
CURRENT LIABILITIES			
Trade and bills payables	*(7)*	**436,167**	552,205
Other payables and accruals		**693,290**	666,160
Interest-bearing bank and other borrowings		**234,345**	329,600
Tax payable		**296,676**	285,456
		1,660,478	1,833,421
NET CURRENT ASSETS		**744,484**	819,758
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,842,701**	1,878,574
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		**701**	671
Long term loans from minority shareholders		**9,400**	9,400
Deferred tax liabilities		**380**	269
		10,481	10,340
Net assets		**1,832,220**	1,868,234

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	**30 June 2007 (Unaudited)** *HK$'000*	31 December 2006 (Audited) *HK$'000*
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	*(8)*	**105,935**	105,486
Reserves		**1,522,884**	1,382,915
Proposed dividends		**37,607**	234,601
		1,666,426	1,723,002
Minority interests		**165,794**	145,232
Total equity		**1,832,220**	1,868,234

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These interim financial statements for the period ended 30 June 2007 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2006 except for the new adoption of HKFRSs and HKASs with effect from accounting periods commencing on or after 1 January 2007, as disclosed below: –

HKAS 1 Amendment	Capital Disclosures
HK (IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK (IFRIC)-Int 8	Scope of HKFRS 2
HK (IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK (IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of the above new and revised accounting standards has no material impact on the Group's balance sheet and income statement.

Certain new standards, amendments and interpretations to existing standard have been published that are relevant to the Group and are mandatory for the Group to adopt in accounting period beginning on or after 1 January 2008 or later periods. The Group has not early adopted the following new and revised standards and interpretations for the period ended 30 June 2007:

HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK (IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK (IFRIC)-Int 12	Service Concession Arrangements

(2) Revenue and segment information

(a) Business segments

	Six months ended 30 June							
	Retail operations		Export operations		Other operations		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:								
Sales to external Customers	**1,688,317**	1,318,714	**454,164**	590,646	**88,232**	93,075	**2,230,713**	2,002,435
Other income and gains	**31,164**	21,601	**12,423**	16,761	**7,245**	8,497	**50,832**	46,859
Total	**1,719,481**	1,340,315	**466,587**	607,407	**95,477**	101,572	**2,281,545**	2,049,294
Segment results	**153,400**	107,815	**23,844**	33,656	**2,647**	2,808	**179,891**	144,279
Interest income and unallocated revenue							**31,877**	49,182
Unallocated expenses							**(29,390)**	(29,128)
Finance costs							**(8,211)**	(7,016)
Share of profits and losses of:								
Jointly-controlled entities	**-**	-	**(73)**	72	**687**	(712)	**614**	(640)
Associates	**-**	-	**10,431**	24,595	**-**	-	**10,431**	24,595
Profit before tax							**185,212**	181,272
Tax							**(34,543)**	(32,204)
Profit for the period							**150,669**	149,068

(b) Geographical segments

	Six months ended 30 June 2007 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external Customers	**1,239,235**	**45,583**	**380,612**	**483,741**	**37,495**	**44,047**	**2,230,713**

	Six months ended 30 June 2006 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	980,551	74,961	466,571	370,948	84,278	25,126	2,002,435

(3) **Profit before tax**

The Group's profit before tax is arrived at after charging / (crediting) the following: –

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation	**87,217**	65,730
Recognition of prepaid land lease payments	**222**	211
Impairment of interests in associates	**369**	12,172
Fair value net (gain)/loss on equity investments through profit or loss	**2,712**	(22,138)
Interest income	**(16,986)**	(18,937)

(4) **Tax**

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current – Hong Kong	**10,825**	3,282
Current – Elsewhere	**23,607**	26,457
Deferred	**111**	2,465
	34,543	32,204

The share of tax credit attributable to associates amounting to HK$875,000 (2006: tax expenses HK$4,217,000) is included in "Share of profits and losses of associates" on the face of the condensed consolidated income statement.

(5) **Earnings per share**

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity holders of the Company of HK$139,506,000 (2006: HK$125,223,000) and the weighted average number of 1,052,157,569 (2006: 1,051,506,177) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity holders of the Company of HK$139,506,000 (2006: HK$125,223,000). The weighted average number of ordinary shares used in the calculation is the 1,052,157,569 (2006: 1,051,506,177) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 6,513,342 (2006: 8,282,624) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(6) Trade and bills receivables

The trade and bills receivables include trade receivables, net of provision for impairments, of HK$209,788,000 (31 December 2006: HK$279,400,000) and bills receivables of HK$165,432,000 (31 December 2006: HK$269,470,000). The bills receivables were aged less than four months at the balance sheet date. The aged analysis of trade receivables is as follows:

	30 June 2007 (Unaudited) ***HK$'000***	31 December 2006 (Audited) *HK$'000*
Less than 4 months	**194,578**	264,957
4 – 6 months	**5,421**	6,988
Over 6 months	**9,789**	7,455
	209,788	279,400

The Groups allows an average credit period of 45 days to its trade customers.

(7) Trade and bills payables

The trade and bills payables include trade payables of HK$366,596,000 (31 December 2006: HK$477,383,000). The aged analysis of trade payables is as follows:

	30 June 2007 (Unaudited) ***HK$'000***	31 December 2006 (Audited) *HK$'000*
Less than 4 months	**311,201**	435,818
4 – 6 months	**41,450**	38,255
Over 6 months	**13,945**	3,310
	366,596	477,383

The trade payables are non-interest bearing and are normally settled on 90-day terms.

(8) Share capital

	Number of ordinary shares '000	Nominal value HK$'000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
At 1 January 2007	1,054,864	105,486
Newly issued during period	4,486	449
At 30 June 2007	1,059,350	105,935

(9) Dividends

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Dividends for equity holders of the Company:		
Final dividend paid	**129,664**	114,936
Special dividend paid	**105,935**	105,447
Total dividends paid	**235,599**	220,383
Interim dividend declared	**37,607**	33,743

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK3.55 cents (2006: HK3.20 cents) per share for the six months ended 30 June 2007 to shareholders whose names appear on the register of members of the Company as at the close of business on Friday, 5 October 2007. The interim dividend is expected to be paid to shareholders by post on or around Wednesday, 10 October 2007.

REVIEW OF OPERATIONS

Benefited from the good performance of the Group's retail operations, the Group saw healthy growth in the first half of the financial year ending 31 December 2007 (the "Period") with gross sales increasing by 11.40% year-on-year. The markets in which the Group's retail division operated were buoyant during the Period and the market share captured by Jeanswest China managed to expand further. Gross sales from the Group's retail operations had risen by 28.03% year-on-year with improvement in gross profit margin, representing 75.69% (2006: 65.86%) of the Group's total sales. Profit contribution increased continuously from 74.73% recorded in the corresponding period in the previous year to the current level of 85.27%. Performance of Quiksilver Glorious Sun has been encouraging. The fast-growing sales achieved during the Period under review had evidenced that the initial investment period for this operation has been over and positive profit contribution is now being made. When compared with the previous year, performance of GSit has been improving. However, negatively affected by the

appreciation of Renminbi and rises in the production costs in the Mainland, performance of the Group's export operations worsened slightly during the Period. Sales and operating profit from export operations, however, took up only 20.36% and 13.25% of the Group's total sales and segment results respectively, thus, having least impact on the Group's overall performance.

The Management of the Group has been prudent when performing its strategic financial management functions. As a result, the Group managed to maintain good financial health during the Period. As at 30 June 2007, the Group had net cash of HK$807,418,000 (2006: HK$640,206,000) with inventory staying at a healthy level. Inventory level for sales also improved from 54 days recorded in the previous period to 49 days.

For the six months ended 30 June 2007, the Group's unaudited gross sales amounted to HK$2,230,713,000 (2006: HK$2,002,435,000) with net profit attributable to shareholders increasing to HK$139,506,000 (2006: HK$125,223,000), representing a year-on-year improvement of 11.40% and 11.41% respectively.

1. Retail Operations

Jeanswest remains the flagship brandname of the Group in its Mainland retail operations. For the Period under review, sales from the Group's retail operations in the Mainland amounted to HK$1,219,085,000 (2006: HK$953,800,000), representing a 27.81% year-on-year growth. The market, however, had been highly competitive with rallying rentals. These, together with an exceptionally warm Lunar New Year holiday for this year, had brought challenges to the Group's Management. Nevertheless, on account of the growing popularity of the Jeanswest brandname, fashionably and trendy designed products as well as the flexible strategies adopted by the Management, the challenges had been adequately met, leading to double-digit growth in both same store sales and sales. Gross profit margin also improved.

The Group's retail operations in the Australasian market during the Period performed remarkably well, recording a 28.59% year-on-year growth in sales to HK$469,232,000 (2006: HK$364,914,000). The strong growth was principally fuelled by the newly acquired Jeanswest New Zealand operations, strong Australian dollar as well as same store sales growth.

For the first half of the financial year 2007, the Group's total sales from the retail division was HK$1,688,317,000 (2006: HK$1,318,714,000), up 28.03% year-on-year, representing 75.69% of the Group's total gross sales and 85.27% of the Group's segment results.

As at 30 June 2007, the Group's retail network, including that of Quiksilver Glorious Sun and GSit, consisted of 1,916 outlets (2006: 1,640 outlets), in which 1,477 outlets (2006: 1,263 outlets) were operated in the Mainland under the Jeanswest brandname. Among the Mainland Jeanswest outlets, 687 outlets (2006: 619 outlets) were operated directly by the Group. In the Australasian market, there were 222 outlets (2006: 218 outlets) operated under the Jeanswest brandname, of which 6 outlets (2006: 6 outlets) were operated under franchised arrangements.

During the Period under review, a breakthrough was witnessed in the Quiksilver Glorious Sun operation. On the top of a 78% year-on-year increase in sales, gross profit margin also improved dramatically. Quiksilver Glorious Sun had passed successfully over its initial investment period and is now making positive profit contribution to the Group. At the end of June, Quiksilver Glorious Sun operated 17 outlets (2006: 6 outlets) in the Mainland as well as 15 outlets (2006: 9 outlets) in Hong Kong and Macau, making up a total of 32 retail outlets (2006: 15 outlets). After consolidating the loss-making operation in Taiwan, GSit saw an improvement in its overall performance. At the end of June, GSit operated 185 outlets (2006: 144 outlets) in China, in which 164 outlets (2006: 116 outlets) were operated directly and 21 outlets (2006: 29 outlets) were operated in Taiwan.

2. Export Business

During the Period under review, value of Renminbi appreciated and the production costs incurred by the Group in the Mainland also increased. However, the increase in costs could not be transferred to customers, building up pressure on the Group's operating margin in this division. In the first half of the financial year 2007, turnover from the Group's export operations dropped by 23.11% year-on-year, with pre-tax profit margin slipping slightly from 5.70% recorded in the previous year to the current level of 5.25%. For the Period, the Group's exports were HK$454,164,000 (2006: HK$590,646,000), representing 20.36% of the Group's total sales.

3. Financial Position

As previously mentioned, the Group's overall financial position was solid during the Period with both net cash position and inventory level staying at healthy levels.

During the Period, the Group had entered into foreign currency forward contracts, mainly to hedge its exposure to exchange risks in respect of the Australian dollars.

4. Human Resources

As at 30 June 2007, the Group employed a total of about 30,000 staff. The Group offers competitive remuneration packages to its employees. In addition, incentives are granted to employees with reference to the Group's overall performance and performance of each individual.

PROSPECTS

The Management remains optimistic towards its overall performance in the second half of the current financial year in spite of the concerns associated with the subprime mortgage crisis in the US. The Group's positive point of view is built upon the strong economic growth in the Mainland markets. Although competitiveness is stiff in the retail market there, sentiment in the consumption market in China is good. Meanwhile, Jeanswest products have been growing even more popular among the young consumers, resulting in strong sales growth. The Management will continue to focus on the development of the Group's retail operations in China in order to enhance its market share and to lift its profitability. It is anticipated that overall performance of the Australasian market will perform better in the second half of the current financial year. The Group will continue to expand its Jeanswest network in the Middle East under a franchise arrangement. In August, new Jeanswest stores were opened in Thailand

and Vietnam under various franchise arrangements. Quiksilver Glorious Sun had already started to contribute profit in July. As a result, we expect this operation to make positive profit contribution this year. Owing to a series of cost-saving exercises as well as efficiency improving measures, the Group also anticipates that its export business will improve in the second half of the current financial year.

Barring unforeseen circumstance, growth of the Group's operating performance in the second half of the current financial year is anticipated to be in line with that achieved in the first half.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 3 October 2007 to Friday, 5 October 2007, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 2 October 2007.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2007, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considers that Dr. Charles Yeung, SBS, JP, being the founder of the Group, is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2007.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 13 September 2007

The Directors of the Company as at the date of this announcement are as follows :

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

2007年9月14日 星期五 香港經濟日報

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

通知

中期業績、股息及暫停辦理過戶登記手續
截至二零零七年六月三十日止六個月之中期業績公告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及旭日企業有限公司的網站(www.glorisun.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由即日起至二零零七年十月十三日止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時三十分到香港九龍觀塘巧明街97號旭日集團大廈2樓免費查閱上述公告；如有需要亦可免費索取公告副本。

承董事局命
許宗盛太平紳士
董事

香港，二零零七年九月十三日

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

中期業績公佈
截至二零零七年六月三十日止六個月

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

	附註	截至六月三十日止六個月 二零零七年 (未經審核) *港幣千元*	 二零零六年 (未經審核) *港幣千元*
收入	*(2)*	**2,230,713**	2,002,435
銷售成本		**(1,240,021)**	(1,156,378)
毛利		**990,692**	846,057
其他收入及收益		**82,709**	96,041
銷售及分銷成本		**(596,472)**	(491,811)
行政費用		**(278,029)**	(258,110)
其他經營費用		**(16,522)**	(27,844)
融資成本		**(8,211)**	(7,016)
應佔溢利及虧損：			
共同控制公司		**614**	(640)
聯營公司		**10,431**	24,595
除稅前溢利	*(2)及(3)*	**185,212**	181,272
稅項	*(4)*	**(34,543)**	(32,204)
期內溢利		**150,669**	149,068
屬於：			
本公司股權持有人		**139,506**	125,223
少數股東權益		**11,163**	23,845
期內溢利		**150,669**	149,068
中期股息	*(9)*	**37,607**	33,743
		港仙	*港仙*
每股盈利			
基本	*(5a)*	**13.26**	11.91
攤薄後	*(5b)*	**13.18**	11.82
每股中期股息		**3.55**	3.20

簡明合併資產負債表

	附註	二零零七年 六月三十日 （未經審核） *港幣千元*	二零零六年 十二月三十一日 （經審核） *港幣千元*
非流動資產			
物業、廠房及設備		**746,679**	737,086
投資物業		**22,097**	21,433
土地租賃預付款		**18,003**	17,510
商譽		**38,612**	38,612
應佔共同控制公司權益		**28,795**	20,186
應佔聯營公司權益		**225,685**	207,023
遞延税項資產		**18,346**	16,966
		1,098,217	1,058,816
流動資產			
存貨		**603,366**	609,313
應收賬款及票據	*(6)*	**375,220**	548,870
預付款、按金及其他應收賬款		**300,195**	267,296
關連公司欠款		**1,190**	724
以公平價值計入損益的股本投資		**82,527**	180,266
已抵押存款		**21,858**	21,784
現金及現金等額		**1,020,606**	1,024,926
		2,404,962	2,653,179
流動負債			
應付賬款及票據	*(7)*	**436,167**	552,205
其他應付賬款及應付費用		**693,290**	666,160
計息銀行貸款及其他借款		**234,345**	329,600
應付税款		**296,676**	285,456
		1,660,478	1,833,421
流動資產淨值		**744,484**	819,758
總資產減流動負債		**1,842,701**	1,878,574
非流動負債			
計息銀行貸款及其他借款		**701**	671
少數股東長期貸款		**9,400**	9,400
遞延税項負債		**380**	269
		10,481	10,340
資產淨值		**1,832,220**	1,868,234

	附註	二零零七年 六月三十日 （未經審核） *港幣千元*	二零零六年 十二月三十一日 （經審核） *港幣千元*
權益			
本公司股權持有人應佔之權益			
已發行股本	*(8)*	**105,935**	105,486
儲備		**1,522,884**	1,382,915
擬派股息		**37,607**	234,601
		1,666,426	1,723,002
少數股東權益		**165,794**	145,232
權益總值		**1,832,220**	1,868,234

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明合併中期財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34:「中期財務報告」和其他相關香港會計準則及詮釋、香港財務報告準則(「香港財務報告準則」),及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之披露規定而編製。

截至二零零七年六月三十日止六個月的中期財務報表為未經審核,惟已由本公司的審核委員會審閱。

除了採納以下於二零零七年一月一日或以後會計期間生效之新增香港財務報告準則及香港會計準則外,編制此中期財務報表所採用之會計政策及編製基準與截至二零零六年十二月三十一日止年度之經審核財務報表所用相同。

香港會計準則1—修訂	股本披露
香港(國際財務報告詮釋委員會)詮釋7	採用重列方法於香港會計準則第29號「在高速通脹的經濟中之財務報告」
香港(國際財務報告詮釋委員會)詮釋8	香港財務報告準則第2號的涉及範圍
香港(國際財務報告詮釋委員會)詮釋9	重新評估嵌入式衍生工具
香港(國際財務報告詮釋委員會)詮釋10	中期財務報告及減值事項

採納以上新增及修訂之會計準則對本集團之資產負債表及損益表並無重大影響。

與本集團業務相關而本集團必須於二零零八年一月一日或以後之會計期間採用之若干新準則、修訂及詮釋已經頒佈。本集團於截至二零零七年六月三十日止期間並沒有提早採納下列的新準則、經修訂準則及詮釋:—

香港會計準則23(經修訂)	借貸成本
香港財務報告準則8	經營分部
香港(國際財務報告詮釋委員會)詮釋11	香港財務報告準則第2號—集團及庫務的股票交易
香港(國際財務報告詮釋委員會)詮釋12	特別服務的安排

(2) 收入及分類資料

(a) *業務分類*

	截至六月三十日止六個月							
	零售業務		出口業務		其他業務		合併	
	二零零七年（未經審核）*港幣千元*	二零零六年（未經審核）*港幣千元*	二零零七年（未經審核）*港幣千元*	二零零六年（未經審核）*港幣千元*	二零零七年（未經審核）*港幣千元*	二零零六年（未經審核）*港幣千元*	二零零七年（未經審核）*港幣千元*	二零零六年（未經審核）*港幣千元*
分類收入：								
向外間顧客銷貨	**1,688,317**	1,318,714	**454,164**	590,646	**88,232**	93,075	**2,230,713**	2,002,435
其他收入及收益	**31,164**	21,601	**12,423**	16,761	**7,245**	8,497	**50,832**	46,859
總計	**1,719,481**	1,340,315	**466,587**	607,407	**95,477**	101,572	**2,281,545**	2,049,294
分類業績	**153,400**	107,815	**23,844**	33,656	**2,647**	2,808	**179,891**	144,279
利息收入及未分配盈利							**31,877**	49,182
未分配費用							**(29,390)**	(29,128)
融資成本							**(8,211)**	(7,016)
應佔溢利及虧損：								
共同控制公司	**–**	–	**(73)**	72	**687**	(712)	**614**	(640)
聯營公司	**–**	–	**10,431**	24,595	**–**	–	**10,431**	24,595
除稅前溢利							**185,212**	181,272
稅項							**(34,543)**	(32,204)
期內溢利							**150,669**	149,068

(b) *地區分類*

	截至二零零七年六月三十日止六個月（未經審核）						
	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入：							
向外間顧客銷貨	**1,239,235**	**45,583**	**380,612**	**483,741**	**37,495**	**44,047**	**2,230,713**

	截至二零零六年六月三十日止六個月（未經審核）						
	中國內地 *港幣千元*	香港 *港幣千元*	美國 *港幣千元*	澳洲及紐西蘭 *港幣千元*	加拿大 *港幣千元*	其他 *港幣千元*	合併 *港幣千元*
分類收入：							
向外間顧客銷貨	980,551	74,961	466,571	370,948	84,278	25,126	2,002,435

(3) **除稅前溢利**

本集團除稅前溢利已扣除／(計入)下列各項：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
折舊	**87,217**	65,730
攤銷土地租賃預付款	**222**	211
應佔聯營公司權益之減值	**369**	12,172
以公平價值計入損益的股本投資之淨(收益)／虧損	**2,712**	(22,138)
利息收入	**(16,986)**	(18,937)

(4) **稅項**

香港利得稅乃根據本期間源自香港之估計應課稅溢利按稅率17.5%(二零零六年：17.5%)作出撥備。其他地區之所得稅則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
本期－香港	**10,825**	3,282
本期－其他地區	**23,607**	26,457
遞延	**111**	2,465
	34,543	32,204

聯營公司應佔稅項抵減為875,000港元(二零零六年：稅項費用4,217,000港元)，已計入本簡明合併損益表「應佔聯營公司溢利及虧損」內。

(5) **每股盈利**

(a) *每股基本盈利*

每股基本盈利乃根據截至二零零七年六月三十日止六個月之本公司股權持有人應佔溢利139,506,000港元(二零零六年：125,223,000港元)及期內已發行普通股之加權平均數1,052,157,569股(二零零六年：1,051,506,177股)計算。

(b) *每股攤薄盈利*

每股攤薄盈利乃根據截至二零零七年六月三十日止六個月之本公司股權持有人應佔溢利139,506,000港元(二零零六年:125,223,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數1,052,157,569股(二零零六年:1,051,506,177股),與假設期內所有購股權被行使而無償發行的普通股加權平均數6,513,342股(二零零六年:8,282,624股)之總和。

(6) **應收賬款及票據**

應收賬款及票據包括已扣除減值準備的應收賬款共209,788,000港元(二零零六年十二月三十一日:279,400,000港元)及應收票據165,432,000港元(二零零六年十二月三十一日:269,470,000港元)。於結算日應收票據的賬齡少於四個月。下列為應收賬款之賬齡分析:

	二零零七年六月三十日(未經審核) *港幣千元*	二零零六年十二月三十一日(經審核) *港幣千元*
少於四個月	**194,578**	264,957
四至六個月	**5,421**	6,988
超過六個月	**9,789**	7,455
	209,788	279,400

本集團給予貿易客戶之賒賬期平均為45天。

(7) **應付賬款及票據**

應付賬款及票據包括應付賬款共366,596,000港元(二零零六年十二月三十一日:477,383,000港元)。下列為應付賬款之賬齡分析:

	二零零七年六月三十日(未經審核) *港幣千元*	二零零六年十二月三十一日(經審核) *港幣千元*
少於四個月	**311,201**	435,818
四至六個月	**41,450**	38,255
超過六個月	**13,945**	3,310
	366,596	477,383

應付賬款為免息及通常於90天內償還。

(8) **股本**

已發行及繳足股本 每股面值0.10港元之普通股	**普通股股數** *千位*	**面值** *港幣千元*
於二零零七年一月一日	1,054,864	105,486
期內新發行	4,486	449
於二零零七年六月三十日	1,059,350	105,935

(9) **股息**

	截至六月三十日止六個月	
	二零零七年 **(未經審核)** *港幣千元*	二零零六年 (未經審核) *港幣千元*
派發股息予本公司股權持有人		
已派發末期股息	**129,664**	114,936
已派發特別股息	**105,935**	105,447
共付股息	**235,599**	220,383
擬派發中期股息	**37,607**	33,743

中期股息

董事局議決派發截至二零零七年六月三十日止六個月中期股息每股3.55港仙(二零零六年:3.20港仙)予二零零七年十月五日(星期五)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零七年十月十日(星期三)郵寄予各股東。

業務回顧

二零零七年上半年度,集團業績在零售業務帶動下,繼續健康增長,銷售總額上升了11.40%。集團零售業務所在的市場市道暢旺,真維斯品牌所佔的市場份額正繼續擴大,零售總額同比增長了28.03%,毛利率亦不斷提高,佔集團銷售總額從去年的65.86%增長至75.69%,其溢利貢獻更從去年的74.73%躍升至85.27%。旭日極速(Quiksilver Glorious Sun)銷售增長迅速,已邁過了投資期,並將開始產生利潤,發展勢頭令人欣喜。旭日宜泰(GSit)業務相對去年同期亦有一定程度的改進。上半年度出

口業務表現則較為遜色，主要是由於人民幣升值及中國內地生產成本上升所致，幸出口業務所佔集團銷售總額只有20.36%，其溢利所佔比重更只得13.25%，故對整體業績影響不大。

集團管理層理財一貫慎重，故期內財政狀況良好。於二零零七年六月三十日，手持淨現金有807,418,000港元(二零零六年：640,206,000港元)。存貨亦處於健康水平。存貨可供銷售日從去年同期的54天，進一步改善至49天。

據未經審核的合併財務報表，截至二零零七年六月三十日止的上半年度，集團銷售總額錄得2,230,713,000港元(二零零六年：2,002,435,000港元)，而本集團股權持有人的應佔純利亦達139,506,000港元(二零零六年：125,223,000港元)，與去年同期比較分別上升11.40%及11.41%。

(一) 零售業務

集團在中國內地業務仍以真維斯品牌為主。在回顧的上半年內，中國內地零售額同比增長27.81%至1,219,085,000港元(二零零六年：953,800,000港元)。期內市場競爭激烈，店舖租金飈升，春節假期天氣又溫暖異常，均為管理層帶來一定挑戰。但是，由於真維斯品牌的認受性日高，趨時的產品設計進一步受到市場歡迎，加上前線管理層之靈活經營，故能克服眾多考驗，使同店舖銷售及零售總額以雙位數增長的同時，毛利率亦顯著地提升。

期內澳、紐零售表現亦較去年同期突出，銷售額增長28.59%至469,232,000港元(二零零六年：364,914,000港元)。強勁的銷售增長來自收購紐西蘭Jeanswest之業務、強勁之澳元匯率及同店舖銷售增長。

二零零七年上半年度零售業務總營業額合共錄得1,688,317,000港元(二零零六年：1,318,714,000港元)，對比去年同期上升了28.03%，佔集團銷售總額75.69%，其分類業績更上升至85.27%。

於二零零七年六月三十日，集團零售網絡包括旭日極速(Quiksilver Glorious Sun)及旭日宜泰(GSit)合共有店鋪1,916間(二零零六年：1,640間)，其中真維斯在中國內地有店舖1,477間(二零零六年：1,263間)，內含687間直接經營店(二零零六年：619間)。在澳洲及紐西蘭，Jeanswest共有店舖222間(二零零六年：218間)，其中包括6間(二零零六年：6間)特約經銷店。

期內旭日極速(Quiksilver Glorious Sun)業務發展有所突破，除銷售額對比去年同期上升78%外，毛利率亦明顯地提升；業務發展已邁過了投資期，期內開始錄得利潤。六月底時旭日極速(Quiksilver Glorious Sun)在中國內地有店鋪17間(二零零六年：6間)，在港、澳有店鋪15間(二零零六年：9間)，合共32間(二零零六年：15間)。旭日宜泰(GSit)期內整頓了在台灣的虧蝕店鋪，整體業務較去年亦有所改善。在六月底時旭日宜泰(GSit)在中國有店鋪185間(二零零六年：144間)，其中164間(二零零六年：116間)是直接經營店，內含在台灣店鋪21間(二零零六年：29間)。

(二) 出口業務

回顧期內，人民幣匯率上升及中國內地生產費用增加，但上漲的成本未能轉嫁至客戶，故出口業務毛利率受壓而下降。在二零零七年上半年度，集團生產出口額下跌23.11%，盈利率亦從去年的5.70%微降至5.25%。截至二零零七年六月三十日的上半年度，出口總額為454,164,000港元(二零零六年：590,646,000港元)，佔集團總銷售額20.36%。

(三) 財務狀況

本集團的財務狀況，正如前文所述，淨現金額及存貨水平均於本回顧期內繼續處於健康水平。

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以穩定澳元收入之匯兑風險。

(四) 人力資源

於二零零七年六月三十日，本集團之僱員總數約30,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年業務走勢，雖然近期美國次級樓宇按揭出現問題，並影響周圍，但管理層對集團下半年業績仍持較樂觀的態度。因為中國經濟發展勢頭依然強勁，其零售市場雖然競爭熾熱，但市道卻十分暢旺，而真維斯產品設計已深為年輕消費者所喜愛，故銷售增長強勁，管理層將繼續全力發展真維斯在中國內地的業務，並致力進一步提升零售業務的市場佔有率和盈利能力。澳、紐Jeanswest業務在下半年度估計亦有較佳表現。Jeanswest將繼續開拓在中東的加盟業務。在八月份真維斯亦透過特許經營的方式，在泰國及越南開店。旭日極速(Quiksilver Glorious Sun)截至七月底時已開始有盈利，

故在這個財政年度內應可開始提供盈利。生產出口業務估計在下半年度亦應較上半年有較好的表現，因為管理層推行了一系列的節能措施及改進效率安排，效果將逐漸顯現。

若無不可預測的事件出現，下半年的業績應可保持上半年的增長速度。

暫停辦理股份過戶登記

本公司將由二零零七年十月三日(星期三)至二零零七年十月五日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零七年十月二日(星期二)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

公司管治

本公司截至二零零七年六月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)。惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。

惟根據本公司的公司細則第110(A)條，本公司董事局主席楊釗太平紳士毋需輪值退任。董事局認為楊釗太平紳士乃本集團之始創人，按此其乃具資格終身出任董事局主席一職，並毋需輪值退任。

購買、出售或贖回本公司之上市證券

於截至二零零七年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊 釗太平紳士
董事長

香港，二零零七年九月十三日

於本公佈日期，本公司之董事如下：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

Interim Report 2007




JEANSWEST
真維斯
www.jeanswest.com.cn

INTERIM RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 together with the comparative figures for the same period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2007	2006
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Revenue	*(2)*	**2,230,713**	2,002,435
Cost of sales		**(1,240,021)**	(1,156,378)
Gross profit		**990,692**	846,057
Other income and gains		**82,709**	96,041
Selling and distribution costs		**(596,472)**	(491,811)
Administrative expenses		**(278,029)**	(258,110)
Other operating expenses		**(16,522)**	(27,844)
Finance costs		**(8,211)**	(7,016)
Share of profits and losses of:			
Jointly-controlled entities		**614**	(640)
Associates		**10,431**	24,595
Profit before tax	*(2) & (3)*	**185,212**	181,272
Tax	*(4)*	**(34,543)**	(32,204)
Profit for the period		**150,669**	149,068
Attributable to:			
Equity holders of the Company		**139,506**	125,223
Minority interests		**11,163**	23,845
Profit for the period		**150,669**	149,068
Interim dividend declared	*(9)*	**37,607**	33,743
		HK cents	*HK cents*
Earnings per share			
Basic	*(5a)*	**13.26**	11.91
Diluted	*(5b)*	**13.18**	11.82
Interim dividend per share		**3.55**	3.20

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	30 June 2007 (Unaudited) HK$'000	31 December 2006 (Audited) HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**746,679**	737,086
Investment property		**22,097**	21,433
Prepaid land lease payments		**18,003**	17,510
Goodwill		**38,612**	38,612
Interests in jointly-controlled entities		**28,795**	20,186
Interests in associates		**225,685**	207,023
Deferred tax assets		**18,346**	16,966
		1,098,217	1,058,816
CURRENT ASSETS			
Inventories		**603,366**	609,313
Trade and bills receivables	*(6)*	**375,220**	548,870
Prepayments, deposits and other receivables		**300,195**	267,296
Due from related companies		**1,190**	724
Equity investments at fair value through profit or loss		**82,527**	180,266
Pledged bank deposits		**21,858**	21,784
Cash and cash equivalents		**1,020,606**	1,024,926
		2,404,962	2,653,179
CURRENT LIABILITIES			
Trade and bills payables	*(7)*	**436,167**	552,205
Other payables and accruals		**693,290**	666,160
Interest-bearing bank and other borrowings		**234,345**	329,600
Tax payable		**296,676**	285,456
		1,660,478	1,833,421

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

	Notes	30 June 2007 (Unaudited) HK$'000	31 December 2006 (Audited) HK$'000
NET CURRENT ASSETS		**744,484**	819,758
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,842,701**	1,878,574
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		**701**	671
Long term loans from minority shareholders		**9,400**	9,400
Deferred tax liabilities		**380**	269
		10,481	10,340
Net assets		**1,832,220**	1,868,234
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	*(8)*	**105,935**	105,486
Reserves		**1,522,884**	1,382,915
Proposed dividends		**37,607**	234,601
		1,666,426	1,723,002
Minority interests		**165,794**	145,232
Total equity		**1,832,220**	1,868,234

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**379,593**	34,762
Net cash inflow/(outflow) from investing activities	**71,369**	(368,814)
Net cash outflow from financing activities	**(323,574)**	(172,033)
Net increase/(decrease) in cash and cash equivalents	**127,388**	(506,085)
Cash and cash equivalents at 1 January	**846,544**	1,243,078
Effect of foreign exchange rate changes, net	**15,174**	4,670
Cash and cash equivalents at 30 June	**989,106**	741,663
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**503,006**	444,182
Non-pledged time deposits with original maturity of less than three months when acquired	**508,872**	311,408
Bank overdrafts	**(22,772)**	(13,927)
	989,106	741,663

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Six months ended 30 June	
		2007	2006
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Total equity attributable to the equity holders of the Company at 1 January		**1,723,002**	1,663,138
Net gains not recognized in the consolidated income statement:–			
Exchange differences on translation of financial statements of foreign entities		**28,639**	10,470
Net profit from ordinary activities attributable to equity holders of the Company		**139,506**	125,223
Issue of new shares	*(8)*	**449**	508
Premium on issue of new shares, net		**10,429**	14,024
Dividends paid	*(9)*	**(235,599)**	(220,383)
		(85,215)	(80,628)
Total equity attributable to the equity holders of the Company at 30 June		**1,666,426**	1,592,980

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Principal accounting policies and basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: Interim Financial Reporting and other relevant HKASs and Interpretations, the Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of Appendix 16 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These interim financial statements for the period ended 30 June 2007 are unaudited and have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2006 except for the new adoption of HKFRSs and HKASs with effect from accounting periods commencing on or after 1 January 2007, as disclosed below: -

HKAS 1 Amendment	Capital Disclosures
HK (IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK (IFRIC)-Int 8	Scope of HKFRS 2
HK (IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK (IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of the above new and revised accounting standards has no material impact on the Group's balance sheet and income statement.

Certain new standards, amendments and interpretations to existing standard have been published that are relevant to the Group and are mandatory for the Group to adopt in accounting period beginning on or after 1 January 2008 or later periods. The Group has not early adopted the following new and revised standards and interpretations for the period ended 30 June 2007:

HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK (IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK (IFRIC)-Int 12	Service Concession Arrangements

(2) Revenue and segment information

(a) Business segments

	Six months ended 30 June							
	Retail operations		Export operations		Other operations		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:								
Sales to external Customers	1,688,317	1,318,714	454,164	590,646	88,232	93,075	2,230,713	2,002,435
Other income and gains	31,164	21,601	12,423	16,761	7,245	8,497	50,832	46,859
Total	1,719,481	1,340,315	466,587	607,407	95,477	101,572	2,281,545	2,049,294
Segment results	153,400	107,815	23,844	33,656	2,647	2,808	179,891	144,279
Interest income and unallocated revenue							31,877	49,182
Unallocated expenses							(29,390)	(29,128)
Finance costs							(8,211)	(7,016)
Share of profits and losses of:								
Jointly-controlled entities	-	-	(73)	72	687	(712)	614	(640)
Associates	-	-	10,431	24,595	-	-	10,431	24,595
Profit before tax							185,212	181,272
Tax							(34,543)	(32,204)
Profit for the period							150,669	149,068

(b) Geographical segments

	Six months ended 30 June 2007 (Unaudited)						
	Mainland China	**Hong Kong**	**United States of America**	**Australia and New Zealand**	**Canada**	**Others**	**Consolidated**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***	***HK$'000***
Segment revenue:							
Sales to external customers	**1,239,235**	**45,583**	**380,612**	**483,741**	**37,495**	**44,047**	**2,230,713**

	Six months ended 30 June 2006 (Unaudited)						
	Mainland China	Hong Kong	United States of America	Australia and New Zealand	Canada	Others	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:							
Sales to external customers	980,551	74,961	466,571	370,948	84,278	25,126	2,002,435

(3) Profit before tax

The Group's profit before tax is arrived at after charging/(crediting) the following:

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Depreciation	**87,217**	65,730
Recognition of prepaid land lease payments	**222**	211
Impairment of interests in associates	**369**	12,172
Fair value net (gain)/loss on equity investments through profit or loss	**2,712**	(22,138)
Interest income	**(16,986)**	(18,937)

(4) Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the period. Taxes on corporate income assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current – Hong Kong	**10,825**	3,282
Current – Elsewhere	**23,607**	26,457
Deferred	**111**	2,465
	34,543	32,204

The share of tax credit attributable to associates amounting to HK$875,000 (2006: tax expenses HK$4,217,000) is included in "Share of profits and losses of associates" on the face of the condensed consolidated income statement.

(5) Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity holders of the Company of HK$139,506,000 (2006: HK$125,223,000) and the weighted average number of 1,052,157,569 (2006: 1,051,506,177) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2007 is based on the profit attributable to equity holders of the Company of HK$139,506,000 (2006: HK$125,223,000). The weighted average number of ordinary shares used in the calculation is the 1,052,157,569 (2006: 1,051,506,177) ordinary shares in issue during the period, as used in the basic earnings per share calculation; and the weighted average of 6,513,342 (2006: 8,282,624) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the period.

(6) Trade and bills receivables

The trade and bills receivables include trade receivables, net of provision for impairments, of HK$209,788,000 (31 December 2006: HK$279,400,000) and bills receivables of HK$165,432,000 (31 December 2006: HK$269,470,000). The bills receivables were aged less than four months at the balance sheet date. The aged analysis of trade receivables is as follows:

	30 June 2007 (Unaudited) *HK$'000*	31 December 2006 (Audited) *HK$'000*
Less than 4 months	**194,578**	264,957
4 – 6 months	**5,421**	6,988
Over 6 months	**9,789**	7,455
	209,788	279,400

The Groups allows an average credit period of 45 days to its trade customers.

(7) Trade and bills payables

The trade and bills payables include trade payables of HK$366,596,000 (31 December 2006: HK$477,383,000). The aged analysis of trade payables is as follows:

	30 June 2007 (Unaudited) *HK$'000*	31 December 2006 (Audited) *HK$'000*
Less than 4 months	**311,201**	435,818
4 – 6 months	**41,450**	38,255
Over 6 months	**13,945**	3,310
	366,596	477,383

The trade payables are non-interest bearing and are normally settled on 90-day terms.

(8) Share capital

	Number of ordinary shares *'000*	Nominal value *HK$'000*
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
At 1 January 2007	1,054,864	105,486
Newly issued during period	4,486	449
At 30 June 2007	1,059,350	105,935

(9) Dividends

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Dividends for equity holders of the Company:		
Final dividend paid	**129,664**	114,936
Special dividend paid	**105,935**	105,447
Total dividends paid	**235,599**	220,383
Interim dividend declared	**37,607**	33,743

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK3.55 cents (2006: HK3.20 cents) per share for the six months ended 30 June 2007 to shareholders whose names appear on the register of members of the Company as at the close of business on Friday, 5 October 2007. The interim dividend is expected to be paid to shareholders by post on or around Wednesday, 10 October 2007.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 3 October 2007 to Friday, 5 October 2007, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 2 October 2007.

REVIEW OF OPERATIONS

Benefited from the good performance of the Group's retail operations, the Group saw healthy growth in the first half of the financial year ending 31 December 2007 (the "Period") with gross sales increasing by 11.40% year-on-year. The markets in which the Group's retail division operated were buoyant during the Period and the market share captured by Jeanswest China managed to expand further. Gross sales from the Group's retail operations had risen by 28.03% year-on-year with improvement in gross profit margin, representing 75.69% (2006: 65.86%) of the Group's total sales. Profit contribution increased continuously from 74.73% recorded in the corresponding period in the previous year to the current level of 85.27%. Performance of Quiksilver Glorious Sun has been encouraging. The fast-growing sales achieved during the Period under review had evidenced that the initial investment period for this operation has been over and positive profit contribution is now being made. When compared with the previous year, performance of GSit has been improving. However, negatively affected by the appreciation of Renminbi and rises in the production costs in the Mainland, performance of the Group's export operations worsened slightly during the Period. Sales and operating profit from export operations, however, took up only 20.36% and 13.25% of the Group's total sales and segment results respectively, thus, having least impact on the Group's overall performance.

The Management of the Group has been prudent when performing its strategic financial management functions. As a result, the Group managed to maintain good financial health during the Period. As at 30 June 2007, the Group had net cash of HK$807,418,000 (2006: HK$640,206,000) with inventory staying at a healthy level. Inventory level for sales also improved from 54 days recorded in the previous period to 49 days.

For the six months ended 30 June 2007, the Group's unaudited gross sales amounted to HK$2,230,713,000 (2006: HK$2,002,435,000) with net profit attributable to shareholders increasing to HK$139,506,000 (2006: HK$125,223,000), representing a year-on-year improvement of 11.40% and 11.41% respectively.

1. Retail Operations

Jeanswest remains the flagship brandname of the Group in its Mainland retail operations. For the Period under review, sales from the Group's retail operations in the Mainland amounted to HK$1,219,085,000 (2006: HK$953,800,000), representing a 27.81% year-on-year growth. The market, however, had been highly competitive with rallying rentals. These, together with an exceptionally warm Lunar New Year holiday for this year, had brought challenges to the Group's Management. Nevertheless, on account of the growing popularity of the Jeanswest brandname, fashionably and trendy designed products as well as the flexible strategies adopted by the Management, the challenges had been adequately met, leading to double-digit growth in both same store sales and sales. Gross profit margin also improved.

The Group's retail operations in the Australasian market during the Period performed remarkably well, recording a 28.59% year-on-year growth in sales to HK$469,232,000 (2006: HK$364,914,000). The strong growth was principally fuelled by the newly acquired Jeanswest New Zealand operations, strong Australian dollar as well as same store sales growth.

For the first half of the financial year 2007, the Group's total sales from the retail division was HK$1,688,317,000 (2006: HK$1,318,714,000), up 28.03% year-on-year, representing 75.69% of the Group's total gross sales and 85.27% of the Group's segment results.

As at 30 June 2007, the Group's retail network, including that of Quiksilver Glorious Sun and GSit, consisted of 1,916 outlets (2006: 1,640 outlets), in which 1,477 outlets (2006: 1,263 outlets) were operated in the Mainland under the Jeanswest brandname. Among the Mainland Jeanswest outlets, 687 outlets (2006: 619 outlets) were operated directly by the Group. In the Australasian market, there were 222 outlets (2006: 218 outlets) operated under the Jeanswest brandname, of which 6 outlets (2006: 6 outlets) were operated under franchised arrangements.

During the Period under review, a breakthrough was witnessed in the Quiksilver Glorious Sun operation. On the top of a 78% year-on-year increase in sales, gross profit margin also improved dramatically. Quiksilver Glorious Sun had passed successfully over its initial investment period and is now making positive profit contribution to the Group. At the end of June, Quiksilver Glorious Sun operated 17 outlets (2006: 6 outlets) in the Mainland as well as 15 outlets (2006: 9 outlets) in Hong Kong and Macau, making up a total of 32 retail outlets (2006: 15 outlets). After consolidating the loss-making operation in Taiwan, GSit saw an improvement in its overall performance. At the end of June, GSit operated 185 outlets (2006: 144 outlets) in China, in which 164 outlets (2006: 116 outlets) were operated directly and 21 outlets (2006: 29 outlets) were operated in Taiwan.

2. Export Business

During the Period under review, value of Renminbi appreciated and the production costs incurred by the Group in the Mainland also increased. However, the increase in costs could not be transferred to customers, building up pressure on the Group's operating margin in this division. In the first half of the financial year 2007, turnover from the Group's export operations dropped by 23.11% year-on-year, with pre-tax profit margin slipping slightly from 5.70% recorded in the previous year to the current level of 5.25%. For the Period, the Group's exports were HK$454,164,000 (2006: HK$590,646,000), representing 20.36% of the Group's total sales.

3. Financial Position

As previously mentioned, the Group's overall financial position was solid during the Period with both net cash position and inventory level staying at healthy levels.

During the Period, the Group had entered into foreign currency forward contracts, mainly to hedge its exposure to exchange risks in respect of the Australian dollars.

4. Human Resources

As at 30 June 2007, the Group employed a total of about 30,000 staff. The Group offers competitive remuneration packages to its employees. In addition, incentives are granted to employees with reference to the Group's overall performance and performance of each individual.

PROSPECTS

The Management remains optimistic towards its overall performance in the second half of the current financial year in spite of the concerns associated with the subprime mortgage crisis in the US. The Group's positive point of view is built upon the strong economic growth in the Mainland markets. Although competitiveness is stiff in the retail market there, sentiment in the consumption market in China is good. Meanwhile, Jeanswest products have been growing even more popular among the young consumers, resulting in strong sales growth. The Management will continue to focus on the development of the Group's retail operations in China in order to enhance its market share and to lift its profitability. It is anticipated that overall performance of the Australasian market will perform better in the second half of the current financial year. The Group will continue to expand its Jeanswest network in the Middle East under a franchise arrangement. In August, new Jeanswest stores were opened in Thailand and Vietnam under various franchise arrangements. Quiksilver Glorious Sun had already started to contribute profit in July. As a result, we expect this operation to make positive profit contribution this year. Owing to a series of cost-saving exercises as well as efficiency improving measures, the Group also anticipates that its export business will improve in the second half of the current financial year.

Barring unforeseen circumstance, growth of the Group's operating performance in the second half of the current financial year is anticipated to be in line with that achieved in the first half.

BOARD OF DIRECTORS

Executive

Dr. Charles Yeung, SBS, JP *(Chairman)*

Mr. Yeung Chun Fan *(Vice-chairman)*

Mr. Yeung Chun Ho

Mr. Pau Sze Kee, Jackson

Mr. Hui Chung Shing, Herman, JP

Ms. Cheung Wai Yee

Mr. Chan Wing Kan, Archie

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP

Mr. Lau Hon Chuen, Ambrose, GBS, JP

Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Dr. Lam Lee G.

COMPANY SECRETARY

Mr. Mui Sau Keung, Isaac

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 30 June 2007, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

Name of director	Capacity	No. of shares held Long Position	 Short Position	Total	Percentage of issued share capital *(%)*
Dr. Charles Yeung, SBS, JP	Interest of controlled corporations	527,668,000	6,600,000	534,268,000 (1)	50.434
Mr. Yeung Chun Fan	(i) Interest of controlled corporations (ii) Interest of spouse	527,668,000 6,730,000	6,600,000 -	540,998,000 (1) & (3)	51.069
Mr. Yeung Chun Ho	Interest of a controlled corporation	32,430,000	-	32,430,000 (2)	3.061
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	-	9,370,000	0.885
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	-	6,250,000	0.590
Ms. Cheung Wai Yee	(i) Beneficial owner (ii) Interest of spouse	6,730,000 527,668,000	- 6,600,000	540,998,000 (1) & (3)	51.069
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	-	956,000	0.090

Notes:

(1) 398,988,000 shares (of which interests in 6,600,000 shares are short position) were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan), 133,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares were held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan).

(2) 32,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

(3) Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 534,268,000 shares related to the same block of shares held by three companies controlled by Mr. Yeung Chun Fan.

Save as disclosed above, as at 30 June 2007, none of the Directors had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

On 1 September 2005, the shareholders of the Company approved the termination (to the effect that the Company can no longer grant any further options) of the share option scheme adopted by the Company on 2 September 1996 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"). All share options granted and outstanding prior to the termination of the Old Scheme will remain in full force and effect.

(a) Old Scheme

The Old Scheme was adopted by the Company on 2 September 1996.

The following share options were outstanding under the Old Scheme during the period for the six months ended 30 June 2007:

	Number of shares subject to options					Share options			Price of Company's share***	
Category of participant	As at 1 January 2007 '000	During the period Exercised '000	Lapsed '000	Cancelled '000	As at 30 June 2007 '000	Date of grant*	Exercise period	Subscription Price** HK$	Immediately before the exercise date HK$	As at exercise date of share options HK$
Employees in aggregate	2,600	2,600	-	-	-	16/06/1997	15/06/2000 to 14/06/2007	2.876	3.965	3.977
	11,476	30	-	-	11,446	30/08/1997	15/09/1997 to 29/08/2007	2.564	4.180	4.180
	5,604	1,856	-	-	3,748	31/10/1997	31/10/1997 to 30/10/2007	1.800	3.654	3.658
	19,680	4,486	-	-	15,194					

Notes to the reconciliation of share options under the Old Scheme outstanding during the period:

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed immediately before the exercise date of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised.

No theoretical value of share options is disclosed as no share options were granted during the period.

(b) New Scheme

The New Scheme was adopted by the Company on 1 September 2005, unless otherwise terminated or amended, the New Scheme will remain in force for 10 years from the date of adoption. Details of the terms of the New Scheme were disclosed in the Annual Report of the Company for the year 2006.

During the period, no share options were granted or exercised under the New Scheme. Therefore, no theoretical value of share options is disclosed.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2007, the register required to be kept by the Company pursuant to Section 336 of the SFO showed that the following shareholders (other than Directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	Number of shares held Long Position	Number of shares held Short Position	Total	Percentage of issued share capital (%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	392,388,000	6,600,000	398,988,000	37.663
Advancetex Holdings (BVI) Limited	Beneficial owner	133,540,000	-	133,540,000	12.606
Mr. Cheah Cheng Hye	(i) Beneficial owner	500,000	-	63,235,000	5.969
	(ii) Interest of child under 18 or spouse	240,000	-		
	(iii) Interest of a controlled corporation	62,495,000 [1]	-		
Value Partners Limited	Investment manager	62,857,000	-	62,857,000	5.934
Commonwealth Bank of Australia	Interest of controlled corporations	73,875,100	-	73,875,100 [2]	6.974
Matthews International Capital Management, LLC	Investment manager	53,647,000	-	53,647,000	5.064

Notes:

(1) Mr. Cheah Cheng Hye was deemed to be interested in these shares held by Value Partners Limited, a company controlled by Mr. Cheah Cheng Hye.

(2) 73,875,100 shares were held by various wholly-owned subsidiaries of Commonwealth Bank of Australia.

Save as disclosed above, no other parties (other than Directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as having an interest or a short position in the shares or underlying shares of the Company as at 30 June 2007.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2007, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considers that Dr. Charles Yeung, SBS, JP, being the founder of the Group, is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the code of conduct regarding Directors' securities transaction as set out in the Model Code.

The Board confirms that, having made specific enquiry of all Directors, the Directors have complied with the required standards set out in the Model Code throughout the period for the six months ended 30 June 2007.

AUDIT COMMITTEE

The Company's audit committee is composed of three independent non-executive Directors (Mr. Lau Hon Chuen, Ambrose, GBS, JP, Mr. Wong Man Kong, Peter, BBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP) and the non-executive Director (Dr. Lam Lee G.). The audit committee has reviewed the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the interim report of the Company for the six months ended 30 June 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2007.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 13 September 2007





旭日企業有限公司

(於百慕達註冊成立之有限公司)

股份代號:393

2007年中期業績報告


SPORTS


JeansWest
EST.1972
JEANSWEST
眞維斯
www.jeanswest.com.cn

中期業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月之未經審核中期業績，連同上年同期之比較數字如下：

簡明合併損益表

		截至六月三十日止六個月	
		二零零七年 (未經審核)	二零零六年 (未經審核)
	附註	*港幣千元*	*港幣千元*
收入	*(2)*	**2,230,713**	2,002,435
銷售成本		**(1,240,021)**	(1,156,378)
毛利		**990,692**	846,057
其他收入及收益		**82,709**	96,041
銷售及分銷成本		**(596,472)**	(491,811)
行政費用		**(278,029)**	(258,110)
其他經營費用		**(16,522)**	(27,844)
融資成本		**(8,211)**	(7,016)
應佔溢利及虧損：			
共同控制公司		**614**	(640)
聯營公司		**10,431**	24,595
除稅前溢利	*(2)及(3)*	**185,212**	181,272
稅項	*(4)*	**(34,543)**	(32,204)
期內溢利		**150,669**	149,068
屬於：			
本公司股權持有人		**139,506**	125,223
少數股東權益		**11,163**	23,845
期內溢利		**150,669**	149,068
中期股息	*(9)*	**37,607**	33,743
		港仙	*港仙*
每股盈利			
基本	*(5a)*	**13.26**	11.91
攤薄後	*(5b)*	**13.18**	11.82
每股中期股息		**3.55**	3.20

簡明合併資產負債表

	附註	二零零七年 六月三十日 (未經審核) 港幣千元	二零零六年 十二月三十一日 (經審核) 港幣千元
非流動資產			
物業、廠房及設備		**746,679**	737,086
投資物業		**22,097**	21,433
土地租賃預付款		**18,003**	17,510
商譽		**38,612**	38,612
應佔共同控制公司權益		**28,795**	20,186
應佔聯營公司權益		**225,685**	207,023
遞延税項資產		**18,346**	16,966
		1,098,217	1,058,816
流動資產			
存貨		**603,366**	609,313
應收賬款及票據	*(6)*	**375,220**	548,870
預付款、按金及其他應收賬款		**300,195**	267,296
關連公司欠款		**1,190**	724
以公平價值計入損益的股本投資		**82,527**	180,266
已抵押存款		**21,858**	21,784
現金及現金等額		**1,020,606**	1,024,926
		2,404,962	2,653,179
流動負債			
應付賬款及票據	*(7)*	**436,167**	552,205
其他應付賬款及應付費用		**693,290**	666,160
計息銀行貸款及其他借款		**234,345**	329,600
應付税款		**296,676**	285,456
		1,660,478	1,833,421

簡明合併資產負債表（*續*）

	附註	二零零七年 六月三十日 （未經審核） *港幣千元*	二零零六年 十二月三十一日 （經審核） *港幣千元*
流動資產淨值		**744,484**	819,758
總資產減流動負債		**1,842,701**	1,878,574
非流動負債			
計息銀行貸款及其他借款		**701**	671
少數股東長期貸款		**9,400**	9,400
遞延税項負債		**380**	269
		10,481	10,340
資產淨值		**1,832,220**	1,868,234
權益			
本公司股權持有人應佔之權益			
已發行股本	*(8)*	**105,935**	105,486
儲備		**1,522,884**	1,382,915
擬派股息		**37,607**	234,601
		1,666,426	1,723,002
少數股東權益		**165,794**	145,232
權益總值		**1,832,220**	1,868,234

簡明合併現金流量表

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	港幣千元	港幣千元
經營活動所得現金流入淨額	**379,593**	34,762
投資活動所得現金流入／(流出)淨額	**71,369**	(368,814)
融資活動所得現金流出淨額	**(323,574)**	(172,033)
現金及現金等額增加／(減少)淨額	**127,388**	(506,085)
於一月一日現金及現金等額	**846,544**	1,243,078
外幣兌換率變動之淨影響	**15,174**	4,670
於六月三十日現金及現金等額	**989,106**	741,663
現金及現金等額結存分析		
現金及銀行結存	**503,006**	444,182
原到期日少於三個月之無抵押定期存款	**508,872**	311,408
銀行透支	**(22,772)**	(13,927)
	989,106	741,663

簡明合併股東權益變動表

	附註	截至六月三十日止六個月 二零零七年 （未經審核） *港幣千元*	 二零零六年 （未經審核） *港幣千元*
於一月一日之本公司股權持有人應佔權益		**1,723,002**	1,663,138
未反映在合併損益賬內之淨收益：—			
換算海外公司財務報表之匯兌差異		**28,639**	10,470
本公司股權持有人應佔期內溢利		**139,506**	125,223
發行新股份	*(8)*	**449**	508
發行新股份之股本淨溢價		**10,429**	14,024
已付股息	*(9)*	**(235,599)**	(220,383)
		(85,215)	(80,628)
於六月三十日本公司股權持有人應佔權益		**1,666,426**	1,592,980

簡明合併財務報表附註

(1) 主要會計政策及編製基準

本簡明合併中期財務報表乃按照香港會計師公會頒佈之香港會計準則(「香港會計準則」)34:「中期財務報告」和其他相關香港會計準則及詮釋、香港財務報告準則(「香港財務報告準則」),及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十六之披露規定而編製。

截至二零零七年六月三十日止六個月的中期財務報表為未經審核,惟已由本公司的審核委員會審閱。

除了採納以下於二零零七年一月一日或以後會計期間生效之新增香港財務報告準則及香港會計準則外,編制此中期財務報表所採用之會計政策及編製基準與截至二零零六年十二月三十一日止年度之經審核財務報表所用相同。

香港會計準則1－修訂	股本披露
香港(國際財務報告詮釋委員會)詮釋7	採用重列方法於香港會計準則第29號「在高速通脹的經濟中之財務報告」
香港(國際財務報告詮釋委員會)詮釋8	香港財務報告準則第2號的涉及範圍
香港(國際財務報告詮釋委員會)詮釋9	重新評估嵌入式衍生工具
香港(國際財務報告詮釋委員會)詮釋10	中期財務報告及減值事項

採納以上新增及修訂之會計準則對本集團之資產負債表及損益表並無重大影響。

與本集團業務相關而本集團必須於二零零八年一月一日或以後之會計期間採用之若干新準則、修訂及詮釋已經頒佈。本集團於截至二零零七年六月三十日止期間並沒有提早採納下列的新準則、經修訂準則及詮釋:—

香港會計準則23(經修訂)	借貸成本
香港財務報告準則8	經營分部
香港(國際財務報告詮釋委員會)詮釋11	香港財務報告準則第2號－集團及庫務的股票交易
香港(國際財務報告詮釋委員會)詮釋12	特別服務的安排

(2) 收入及分類資料

(a) 業務分類

	截至六月三十日止六個月							
	零售業務		出口業務		其他業務		合併	
	二零零七年 (未經審核) 港幣千元	二零零六年 (未經審核) 港幣千元	二零零七年 (未經審核) 港幣千元	二零零六年 (未經審核) 港幣千元	二零零七年 (未經審核) 港幣千元	二零零六年 (未經審核) 港幣千元	二零零七年 (未經審核) 港幣千元	二零零六年 (未經審核) 港幣千元
分類收入：								
向外間顧客銷貨	1,688,317	1,318,714	454,164	590,646	88,232	93,075	2,230,713	2,002,435
其他收入及收益	31,164	21,601	12,423	16,761	7,245	8,497	50,832	46,859
總計	1,719,481	1,340,315	466,587	607,407	95,477	101,572	2,281,545	2,049,294
分類業績	153,400	107,815	23,844	33,656	2,647	2,808	179,891	144,279
利息收入及未分配盈利							31,877	49,182
未分配費用							(29,390)	(29,128)
融資成本							(8,211)	(7,016)
應佔溢利及虧損：								
共同控制公司	–	–	(73)	72	687	(712)	614	(640)
聯營公司	–	–	10,431	24,595	–	–	10,431	24,595
除税前溢利							185,212	181,272
税項							(34,543)	(32,204)
期內溢利							150,669	149,068

(b) *地區分類*

	截至二零零七年六月三十日止六個月（未經審核）						
				澳洲及			
	中國內地	香港	美國	紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	1,239,235	45,583	380,612	483,741	37,495	44,047	2,230,713

	截至二零零六年六月三十日止六個月（未經審核）						
				澳洲及			
	中國內地	香港	美國	紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客銷貨	980,551	74,961	466,571	370,948	84,278	25,126	2,002,435

(3) 除稅前溢利

本集團除稅前溢利已扣除／（計入）下列各項：

	截至六月三十日止六個月	
	二零零七年 （未經審核） *港幣千元*	二零零六年 （未經審核） *港幣千元*
折舊	87,217	65,730
攤銷土地租賃預付款	222	211
應佔聯營公司權益之減值	369	12,172
以公平價值計入損益的股本投資之淨（收益）／虧損	2,712	(22,138)
利息收入	(16,986)	(18,937)

(4) 稅項

香港利得稅乃根據本期間源自香港之估計應課稅溢利按稅率17.5%(二零零六年:17.5%)作出撥備。其他地區之所得稅則根據本集團經營業務所在國家之現有法律、詮釋及常規,按其現行稅率計算。

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
本期一香港	**10,825**	3,282
本期一其他地區	**23,607**	26,457
遞延	**111**	2,465
	34,543	32,204

聯營公司應佔稅項抵減為875,000港元(二零零六年:稅項費用4,217,000港元),已計入本簡明合併損益表「應佔聯營公司溢利及虧損」內。

(5) 每股盈利

(a) 每股基本盈利

每股基本盈利乃根據截至二零零七年六月三十日止六個月之本公司股權持有人應佔溢利139,506,000港元(二零零六年:125,223,000港元)及期內已發行普通股之加權平均數1,052,157,569股(二零零六年:1,051,506,177股)計算。

(b) 每股攤薄盈利

每股攤薄盈利乃根據截至二零零七年六月三十日止六個月之本公司股權持有人應佔溢利139,506,000港元(二零零六年：125,223,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之期內已發行普通股之加權平均數1,052,157,569股(二零零六年：1,051,506,177股)，與假設期內所有購股權被行使而無償發行的普通股加權平均數6,513,342股(二零零六年：8,282,624股)之總和。

(6) 應收賬款及票據

應收賬款及票據包括已扣除減值準備的應收賬款共209,788,000港元(二零零六年十二月三十一日：279,400,000港元)及應收票據165,432,000港元(二零零六年十二月三十一日：269,470,000港元)。於結算日應收票據的賬齡少於四個月。下列為應收賬款之賬齡分析：

	二零零七年 六月三十日 (未經審核) *港幣千元*	二零零六年 十二月三十一日 (經審核) *港幣千元*
少於四個月	**194,578**	264,957
四至六個月	**5,421**	6,988
超過六個月	**9,789**	7,455
	209,788	279,400

本集團給予貿易客戶之賒賬期平均為45天。

(7) 應付賬款及票據

應付賬款及票據包括應付賬款共366,596,000港元(二零零六年十二月三十一日：477,383,000港元)。下列為應付賬款之賬齡分析：

	二零零七年 六月三十日 (未經審核) *港幣千元*	二零零六年 十二月三十一日 (經審核) *港幣千元*
少於四個月	**311,201**	435,818
四至六個月	**41,450**	38,255
超過六個月	**13,945**	3,310
	366,596	477,383

應付賬款為免息及通常於90天內償還。

(8) 股本

	普通股股數 *千位*	面值 *港幣千元*
已發行及繳足股本：		
每股面值0.10港元之普通股		
於二零零七年一月一日	1,054,864	105,486
期內新發行	4,486	449
於二零零七年六月三十日	1,059,350	105,935

(9) 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	港幣千元	*港幣千元*
派發股息予本公司股權持有人：		
已派發末期股息	**129,664**	114,936
已派發特別股息	**105,935**	105,447
共付股息	**235,599**	220,383
擬派發中期股息	**37,607**	33,743

中期股息

董事局議決派發截至二零零七年六月三十日止六個月中期股息每股3.55港仙(二零零六年：3.20港仙)予二零零七年十月五日(星期五)營業時間結束時名列本公司股東名冊之股東。中期股息之付款支票預期將約於二零零七年十月十日(星期三)郵寄予各股東。

暫停辦理股份過戶登記

本公司將由二零零七年十月三日(星期三)至二零零七年十月五日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派發上述中期股息，所有股份過戶文件連同有關股票必須於二零零七年十月二日(星期二)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

業務回顧

二零零七年上半年度，集團業績在零售業務帶動下，繼續健康增長，銷售總額上升了11.40%。集團零售業務所在的市場市道暢旺，真維斯品牌所佔的市場份額正繼續擴大，零售總額同比增長了28.03%，毛利率亦不斷提高，佔集團銷售總額從去年的65.86%增長至75.69%，其溢利貢獻更從去年的74.73%躍升至85.27%。旭日極速(Quiksilver Glorious Sun)銷售增長迅速，已邁過了投資期，並將開始產生利潤，發展勢頭令人欣喜。旭日宜泰(GSit)業務相對去年同期亦有一定程度的改進。上半年度出口業務表現則較為遜色，主要是由於人民幣升值及中國內地生產成本上升所致，幸出口業務所佔集團銷售總額只有20.36%，其溢利所佔比重更只得13.25%，故對整體業績影響不大。

集團管理層理財一貫慎重，故期內財政狀況良好。於二零零七年六月三十日，手持淨現金有807,418,000港元(二零零六年：640,206,000港元)。存貨亦處於健康水平。存貨可供銷售日從去年同期的54天，進一步改善至49天。

據未經審核的合併財務報表，截至二零零七年六月三十日止的上半年度，集團銷售總額錄得2,230,713,000港元(二零零六年：2,002,435,000港元)，而本集團股權持有人的應佔純利亦達139,506,000港元(二零零六年：125,223,000港元)，與去年同期比較分別上升11.40%及11.41%。

(一) 零售業務

集團在中國內地業務仍以真維斯品牌為主。在回顧的上半年內，中國內地零售額同比增長27.81%至1,219,085,000港元（二零零六年：953,800,000港元）。期內市場競爭激烈，店舖租金飈升，春節假期天氣又溫暖異常，均為管理層帶來一定挑戰。但是，由於真維斯品牌的認受性日高，趨時的產品設計進一步受到市場歡迎，加上前線管理層之靈活經營，故能克服眾多考驗，使同店舖銷售及零售總額以雙位數增長的同時，毛利率亦顯著地提升。

期內澳、紐零售表現亦較去年同期突出，銷售額增長28.59%至469,232,000港元（二零零六年：364,914,000港元）。強勁的銷售增長來自收購紐西蘭Jeanswest之業務、強勁之澳元匯率及同店舖銷售增長。

二零零七年上半年度零售業務總營業額合共錄得1,688,317,000港元（二零零六年：1,318,714,000港元），對比去年同期上升了28.03%，佔集團銷售總額75.69%，其分類業績更上升至85.27%。

於二零零七年六月三十日，集團零售網絡包括旭日極速（Quiksilver Glorious Sun）及旭日宜泰（GSit）合共有店舖1,916間（二零零六年：1,640間），其中真維斯在中國內地有店舖1,477間（二零零六年：1,263間），內含687間直接經營店（二零零六年：619間）。在澳洲及紐西蘭，Jeanswest共有店舖222間（二零零六年：218間），其中包括6間（二零零六年：6間）特約經銷店。

期內旭日極速(Quiksilver Glorious Sun)業務發展有所突破，除銷售額對比去年同期上升78%外，毛利率亦明顯地提升；業務發展已邁過了投資期，期內開始錄得利潤。六月底時旭日極速(Quiksilver Glorious Sun)在中國內地有店舖17間(二零零六年：6間)，在港、澳有店舖15間(二零零六年：9間)，合共32間(二零零六年：15間)。旭日宜泰(GSit)期內整頓了在台灣的虧蝕店舖，整體業務較去年亦有所改善。在六月底時旭日宜泰(GSit)在中國有店舖185間(二零零六年：144間)，其中164間(二零零六年：116間)是直接經營店，內含在台灣店舖21間(二零零六年：29間)。

(二) 出口業務

回顧期內，人民幣匯率上升及中國內地生產費用增加，但上漲的成本未能轉嫁至客戶，故出口業務毛利率受壓而下降。在二零零七年上半年度，集團生產出口額下跌23.11%，盈利率亦從去年的5.70%微降至5.25%。截至二零零七年六月三十日的上半年度，出口總額為454,164,000港元(二零零六年：590,646,000港元)，佔集團總銷售額20.36%。

(三) 財務狀況

本集團的財務狀況，正如前文所述，淨現金額及存貨水平均於本回顧期內繼續處於健康水平。

在回顧期內，本集團亦有訂立外匯期貨合約，主要用以穩定澳元收入之匯兌風險。

(四) 人力資源

於二零零七年六月三十日，本集團之僱員總數約30,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予適當獎勵。

業務展望

展望下半年業務走勢，雖然近期美國次級樓宇按揭出現問題，並影響周圍，但管理層對集團下半年業績仍持較樂觀的態度。因為中國經濟發展勢頭依然強勁，其零售市場雖然競爭熾熱，但市道卻十分暢旺，而真維斯產品設計已深為年輕消費者所喜愛，故銷售增長強勁，管理層將繼續全力發展真維斯在中國內地的業務，並致力進一步提升零售業務的市場佔有率和盈利能力。澳、紐Jeanswest業務在下半年度估計亦有較佳表現。Jeanswest將繼續開拓在中東的加盟業務。在八月份真維斯亦透過特許經營的方式，在泰國及越南開店。旭日極速(Quiksilver Glorious Sun)截至七月底時已開始有盈利，故在這個財政年度內應可開始提供盈利。生產出口業務估計在下半年度亦應較上半年有較好的表現，因為管理層推行了一系列的節能措施及改進效率安排，效果將逐漸顯現。

若無不可預測的事件出現，下半年的業績應可保持上半年的增長速度。

董事局

執行董事

楊釗博士 銀紫荊星章、太平紳士 *(董事長)*

楊勳先生 *(副董事長)*

楊浩先生

鮑仕基先生

許宗盛太平紳士

張慧儀女士

陳永根先生

獨立非執行董事

王敏剛 銅紫荊星章、太平紳士

劉漢銓 金紫荊星章、太平紳士

鍾瑞明 金紫荊星章、太平紳士

非執行董事

林家禮博士

公司秘書

梅守強先生

董事於證券之權益及淡倉

於二零零七年六月三十日，根據本公司按證券及期貨條例(「證券及期貨條例」)第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份及債權之權益或淡倉；或根據香港聯合交易所有限公司(「聯交所」)上市規則上市發行人董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

		所持股份數目			佔已發行
董事姓名	身份	好倉	淡倉	總數	股本百分比 (%)
楊 釗博士 銀紫荊星章、太平紳士	受控制公司之權益	527,668,000	6,600,000	534,268,000 [(1)]	50.434
楊 勳先生	(i) 受控制公司之權益	527,668,000	6,600,000	540,998,000 [(1)及(3)]	51.069
	(ii) 配偶權益	6,730,000	-		
楊 浩先生	受控制公司之權益	32,430,000	-	32,430,000 [(2)]	3.061
鮑仕基先生	實益擁有人	9,370,000	-	9,370,000	0.885
許宗盛太平紳士	實益擁有人	6,250,000	-	6,250,000	0.590
張慧儀女士	(i) 實益擁有人	6,730,000	-	540,998,000 [(1)及(3)]	51.069
	(ii) 配偶權益	527,668,000	6,600,000		
劉漢銓 金紫荊星章、太平紳士	實益擁有人	956,000	-	956,000	0.090

附註：

(1) 398,988,000股股份（其中6,600,000股為淡倉）是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；133,540,000股股份由Advancetex Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；1,740,000股股份由旭日投資發展有限公司持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%）。

(2) 32,430,000股股份是由Unicom Consultants Limited持有（該公司為楊浩先生全資擁有）。

(3) 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益；而534,268,000股股份實指同為楊勳先生控制之三間公司所持之權益。

除上文披露外，於二零零七年六月三十日，根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載，本公司董事概無於本公司或其任何聯繫公司（按證券及期貨條例第XV部第7及第8分部界定）之股份、相關股份或債權中持有任何權益或淡倉；或根據標準守則必須知會本公司及聯交所之權益或淡倉。

購股權計劃

於二零零五年九月一日，本公司股東批准終止（即不得再授出購股權）本公司於一九九六年九月二日採納之購股權計劃（「舊計劃」）及採納新購股權計劃（「新計劃」）。所有於舊計劃終止前發行及尚未行使之購股權仍具有效力。

(a) 舊計劃

舊計劃於一九九六年九月二日獲本公司採納。

截至二零零七年六月三十日止六個月期間內，根據舊計劃授出而尚未行使之購股權如下：

	購股權數目					購股權			本公司股份價格***	
	於二零零七年	期內			於二零零七年				緊接行使	
參與者類別	一月一日	行使	失效	取消	六月三十日	授出日期*	行使期間	認購價**	日期前	於行使日期
	千位	千位	千位	千位	千位			港幣元	港幣元	港幣元
僱員總計	2,600	2,600	–	–	–	一九九七年六月十六日	二零零零年六月十五日至二零零七年六月十四日	2.876	3.965	3.977
	11,476	30	–	–	11,446	一九九七年八月三十日	一九九七年九月十六日至二零零七年八月二十九日	2.564	4.180	4.180
	5,604	1,856	–	–	3,748	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.600	3.654	3.658
	19,680	4,486	–	–	15,194					

舊計劃之購股權於期內之重整附註：

* 購股權之歸屬期由授出日期起直至行使期開始為止。

** 購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

*** 緊接購股權的行使日期前披露的本公司股份價格，是緊接於購股權行使日期前本公司股份在聯交所加權平均收市價。

由於期內並無任何購股權獲授出，故未有購股權預期價值披露。

(b) 新計劃

本公司於二零零五年九月一日採納了新計劃，除經修訂或終止外，新計劃將由採納起計十年內有效。有關新計劃之條款及詳情已於本公司二零零六年度業績報告內披露。

由於期內並無任何購股權按新計劃獲授出或行使，故未有購股權預期價值披露。

主要股東

於二零零七年六月三十日，根據證券及期貨條例第XV部第2及第3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東（本公司董事除外）擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目 好倉	淡倉	總數	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	392,388,000	6,600,000	398,988,000	37.663
Advancetex Holdings (BVI) Limited	實益擁有人	133,540,000	–	133,540,000	12.606
謝清海先生	(i) 實益擁有人	500,000	–	63,235,000	5.969
	(ii) 未滿18歲子女或配偶權益	240,000	–		
	(iii) 受控制公司之權益	62,495,000[1]	–		
Value Partners Limited	投資經理	62,857,000	–	62,857,000	5.934
Commonwealth Bank of Australia	受控制公司之權益	73,875,100	–	73,875,100[2]	6.974
Matthews International Capital Management, LLC	投資經理	53,647,000	–	53,647,000	5.064

附註：

(1) 謝清海先生被視為擁有該等由Value Partners Limited (一間由其控制的公司) 所持之股份權益。

(2) 73,875,100股乃由Commonwealth Bank of Australia的多間全資附屬公司擁有。

除上文披露者外，於二零零七年六月三十日，概無其他人士 (本公司董事除外)，根據證券及期貨條例第XV部第2及第3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

公司管治

本公司截至二零零七年六月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則 (「守則」)。惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據守則條文A.4.2規定，每名董事 (包括有指定任期的董事) 應輪值退任，至少每三年一次。

惟根據本公司的公司細則第110(A)條，本公司董事局主席楊釗太平紳士毋需輪值退任。董事局認為楊釗太平紳士乃本集團之始創人，按此其乃具資格終身出任董事局主席一職，並毋需輪值退任。

董事進行的證券交易

本公司已採納標準守則列載之董事進行證券交易的操守守則。

董事局在向各董事作出仔細查詢後確認，各董事於截至二零零七年六月三十日止六個月內已遵守標準守則列載之規定標準。

審核委員會

本公司之審核委員會由本公司三名獨立非執行董事(即劉漢銓太平紳士、王敏剛太平紳士、鍾瑞明太平紳士)及非執行董事(即林家禮博士)組成。審核委員會已審閱本集團所採納之會計原則及慣例，並已商討有關內部監控及財務報告事宜，包括審閱本公司截至二零零七年六月三十日止六個月之中期業績報告。

購買、出售或贖回本公司之上市證券

截至二零零七年六月三十日止六個月內，本集團概無購買、出售或贖回本公司之上市證券。

承董事局命
楊 釗太平紳士
董事長

香港，二零零七年九月十三日




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